Exhibit (a)(1)(A)

Offer to Purchase for Cash
by
The Home Depot, Inc.
of
Up to 250 million Shares of its Common Stock at a
Purchase Price not greater than $44.00 nor less than
$39.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 16, 2007, UNLESS THE OFFER IS EXTENDED (THE “EXPIRATION TIME”).

The Home Depot, Inc., a Delaware corporation (the “Company,” “Home Depot,” “our,” “we,” or “us”), is offering to purchase for cash up to 250 million shares of its common stock, $0.05 par value per share (the “common stock”), at a price not greater than $44.00 per share nor less than $39.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in this Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). After the Expiration Time, we will examine the prices chosen by shareholders for all of the shares validly tendered. We then will select the lowest purchase price (in multiples of $0.25) that will allow us to purchase 250 million shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not withdrawn. All shares acquired in the Offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are validly tendered. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at our expense promptly after the expiration of the Offer. See Section 3.

Subject to certain limitations and legal requirements, we reserve the right to accept for payment, according to the terms and conditions of the Offer, up to an additional 2% of our outstanding shares (or approximately 39.5 million shares) without extending the Offer. See Section 1. In exercising this right, we may increase the purchase price, within the specified range, to allow us to purchase all such additional shares.

Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

We expect to fund the purchase of shares in the Offer with the net proceeds from the sale of HD Supply and with available cash (or, if the sale of HD Supply has not been completed when we pay for the shares, through direct loans under, or issuances of commercial paper supported by, our Tender Offer Financing Facility (“Borrowings”), to be entered into by us, Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation and certain of their affiliates (the “Tender Offer Financing Facility”)) and with available cash. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions, including our ability to effect up to $10.0 billion of Borrowings under the Tender Offer Financing Facility (if we have not received the proceeds from the sale of HD Supply) (the “Financing Condition”). See Sections 7 and 9.

The shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “HD.” On July 9, 2007, the last full trading day before the announcement of the Offer, the last reported sale price of our common stock on the NYSE was $40.23 per share. Shareholders are urged to obtain current market quotations for the shares. See Section 8.

Our Board of Directors has approved our making the Offer. However, neither Home Depot, our Board of Directors, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary nor the Information Agent makes any recommendation to you as to whether to tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them.

You should read carefully the information set forth or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2. All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. See Section 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

You may direct questions and requests for assistance, or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, to D. F. King & Co., Inc., which is acting as the Information Agent, or to Lehman Brothers Inc., which is the Lead Dealer Manager, or Merrill Lynch & Co., which is the Co-Dealer Manager for the Offer. Their addresses and telephone numbers appear on the back cover of this Offer to Purchase.

The Lead Dealer Manager for the Offer is:	The Co-Dealer Manager for the Offer is:
Lehman Brothers	Merrill Lynch & Co.

Offer to Purchase, dated July 10, 2007

IMPORTANT

If you desire to tender all or any portion of your shares, you must do one of the following before the Offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you through the book-entry transfer facility;

•	if you hold certificates or Direct Registration System (“DRS”) shares in your own name, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares or the amount of DRS shares you wish to tender and any other documents required by the Letter of Transmittal to Computershare, Inc. (“Computershare”), the Depositary for the Offer;

•	if you are an institution participating in the book-entry transfer facility (as defined herein), you must tender your shares according to the procedure for book-entry transfer described in Section 3;

•	if you are unable to deliver the certificates for the shares or the other required documents to Computershare or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3;

•	if you are a participant in The Home Depot FutureBuilder Plan, The Home Depot FutureBuilder Plan for Puerto Rico, The Home Depot of Canada Inc. Retirement Savings Plan or The Home Depot of Canada Inc. Deferred Profit Sharing Plan (together the “Savings and Retirement Plans”), and you wish to tender any of your shares held in any of those plans, you must follow the separate instructions and procedures described in Section 3 of this Offer to Purchase (including an earlier deadline for delivering materials) and you must review the separate materials related to the applicable plans enclosed with this Offer to Purchase for instructions;

•	if you hold shares in our DepotDirect Plan, you may tender such shares by completing and signing the Letter of Transmittal, including the appropriate section for shares acquired through the DepotDirect Plan;

•	if you hold shares through our Employee Stock Purchase Plan (the “ESPP”) and you wish to tender any of your shares held in the ESPP, you must follow the separate instructions and procedures described in Section 3 of this Offer to Purchase (including an earlier deadline for delivering materials) and you must review the separate materials related to the ESPP enclosed with this Offer to Purchase for instructions; and

•	if you are a holder of vested options to purchase shares under our equity compensation plans, you may exercise your vested options and tender any of the shares issued upon exercise.

To validly tender shares other than shares registered in the name of a broker, dealer, commercial bank, trust, company or other nominee or shares held under the Savings and Retirement Plans or shares held through our ESPP, you must properly complete the Letter of Transmittal, including the section relating to the price at which you are tendering shares.

If you wish to maximize the chance that your shares will be purchased in the Offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Tender Offer.” If you agree to accept the purchase price determined pursuant to the Offer, your shares will be deemed to be tendered at the minimum price of $39.00 per share. You should understand that this election may lower the purchase price paid for shares in the Offer and could result in your shares being purchased at the minimum price of $39.00 per share.

We are not making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the Offer to shareholders in any such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in the Offer or as to the purchase price or prices at which you should tender your shares. You should rely only on the information contained in this document or to which we have referred you. Our delivery of this Offer to Purchase shall not under any circumstances create any implication that the information contained in this Offer to Purchase is correct as of any time after the date of this Offer to Purchase or that there have been no changes in the information included or incorporated by reference herein or in the affairs of Home Depot or any of its subsidiaries or affiliates since the date hereof. We have not authorized anyone to provide you with information or to make any representation in connection with the Offer other than the information and representations contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon that recommendation, information or representation as having been authorized by us, our Board of Directors, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary or the Information Agent.

TABLE OF CONTENTS

SUMMARY TERM SHEET	i
FORWARD-LOOKING STATEMENTS	vii
INTRODUCTION	1
THE TENDER OFFER	2
1. Number of Shares; Proration	2
2. Purpose of the Tender Offer; Certain Effects of the Tender Offer	4
3. Procedures for Tendering Shares	7
4. Withdrawal Rights	12
5. Purchase of Shares and Payment of Purchase Price	13
6. Conditional Tender of Shares	14
7. Conditions of the Tender Offer	15
8. Price Range of the Shares; Dividends	17
9. Source and Amount of Funds	17
10. Certain Financial Information	19
11. Certain Information Concerning the Company	24
12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares	26
13. Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act	30
14. Legal Matters; Regulatory Approvals	30
15. Material U.S. Federal Income Tax Consequences	31
16. Extension of the Tender Offer; Termination; Amendment	34
17. Fees and Expenses	35
18. Miscellaneous	36

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. In this Offer to Purchase, we use the terms the “Company,” “Home Depot,” “our,” “we” and “us” to refer to The Home Depot, Inc. and its subsidiaries. We refer to the shares of our common stock as the “shares.” This summary term sheet highlights only certain material information. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”) because they contain the full details of the Offer. We have included references to the sections of this document where you will find a more complete discussion.

Who is offering to purchase my shares?

The Home Depot, Inc.

What is the Company offering to purchase?

We are offering to purchase up to 250 million shares of our common stock. In addition, subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase additional shares. We may purchase additional shares representing up to 2% of the outstanding shares, or approximately 39.5 million additional shares, without extending the expiration date of the Offer. See Section 1.

What is the purpose of the Offer?

On June 19, 2007, we announced a strategic plan to enhance shareholder value by entering into an agreement to sell HD Supply, focusing our operations exclusively on our retail business and executing a recapitalization plan under which we will repurchase up to $22.5 billion in shares. This tender offer is one element of the $22.5 billion of expected share repurchases. Additional share repurchases may be made in the form of open market purchases, accelerated share repurchases and/or additional tender offers, the details of which would be announced at a later time. The Offer is expected to be funded from the sale of HD Supply (approximately $9.5 billion of net proceeds) and available cash balances or, in the event that the sale of HD Supply does not close before we pay for the shares we purchase in the Offer, from Borrowings under the Tender Offer Financing Facility and available cash balances. Any additional share repurchases are expected to be funded from the Company’s issuance of debt securities (up to $12.0 billion) and additional cash balances. Our Board of Directors has determined that, in light of this strategic plan, the Offer is a prudent use of our financial resources and presents an appropriate balance between meeting the needs of our business and delivering value to our shareholders. See Section 2 for additional information about our strategic plan and Section 10 for pro forma financial data to reflect the Offer.

Our Board of Directors believes that the Offer will provide shareholders with the opportunity to tender their shares and thereby receive a return of capital if they so elect, without potential disruption to the share price and the usual transaction costs associated with market sales. Alternatively, shareholders may elect not to participate in the Offer and thereby increase their percentage ownership of Home Depot following the completion of the Offer. See Section 2.

What will the purchase price for the shares be and what will be the form of payment?

We are conducting the Offer through a procedure commonly called a modified “Dutch Auction.” This procedure allows you to select the price (in increments of $0.25) within a price range specified by us at which you are willing to sell your shares. The price range for the Offer is $39.00 to $44.00 per share. The purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering shareholders, we can purchase 250 million shares, or such lesser number of shares as are validly tendered. All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price we determine. We will determine the purchase price for tendered shares promptly after the Offer expires. If your shares are purchased in the Offer, we will pay you the purchase price, in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the Offer. See Sections 1 and 5. Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

If you wish to maximize the chance that your shares will be purchased in the Offer, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Tender Offer.” If you agree to accept the purchase price determined under the Offer, your shares will be deemed to be tendered at the minimum price of $39.00 per share. You should understand that this election may lower the purchase price and could result in your shares being purchased at the minimum price of $39.00 per share.

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How many shares will the Company purchase in the Offer?

We will purchase up to 250 million shares in the Offer (representing approximately 12.7% of our outstanding shares as of June 27, 2007), or if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn. If more than 250 million shares are tendered, we will purchase shares tendered at or below the purchase price on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which we will purchase on a priority basis, and conditional tenders for which the condition was not met, which we will not purchase (except as described in Section 6). See Sections 1 and 7.

In addition, subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase additional shares, representing up to 2% of the outstanding shares, or approximately 39.5 million additional shares without extending the Offer. See Section 1. We also expressly reserve the right, in our sole discretion, to purchase additional shares in excess of 2% of all outstanding shares subject to applicable legal requirements. The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to other conditions, including the Financing Condition. See Section 7.

How will the Company pay for the shares?

Assuming 250 million shares are repurchased in the Offer at the maximum purchase price of $44.00 per share, the aggregate purchase price will be $11.0 billion. We intend to pay for the shares purchased in the Offer with $9.5 billion of net proceeds from the sale of HD Supply and $1.5 billion of available cash. If the sale of HD Supply has not been completed when we are required to pay for the shares, we expect to fund the Offer with $9.5 billion from Borrowings under our Tender Offer Financing Facility and $1.5 billion of available cash (with Borrowings being reduced to the extent the aggregate price for shares purchased in the Offer is less than $11.0 billion). We anticipate that any Borrowings under the Tender Offer Financing Facility would be repaid primarily with the net proceeds of the sale of HD Supply. See Section 9.

How long do I have to tender my shares; can the Offer be extended, amended or terminated?

You may tender your shares until the Offer expires. The Offer will expire on Thursday, August 16, 2007, at 5:00 p.m., New York City time, unless we extend it. See Section 1. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely that they have an earlier deadline, for administrative reasons, for you to act to instruct them to tender shares on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their deadline.

If you wish to tender shares held in The Home Depot FutureBuilder Plan or The Home Depot FutureBuilder Plan for Puerto Rico (the “FutureBuilder Plans”), or The Home Depot of Canada Inc. Retirement Savings Plan or The Home Depot of Canada Inc. Deferred Profit Sharing Plan (the “Canada Plans”), or the ESPP, you will have an earlier deadline. The deadline is two business days prior to the expiration of the Offer in the case of the FutureBuilder Plans and three business days prior to the expiration of the Offer in the case of the Canada Plans and the ESPP. See Section 3.

We may choose to extend the Offer at any time and for any reason, subject to applicable laws. See Section 16. We cannot assure you that we will extend the Offer or indicate the length of any extension that we may provide. If we extend the Offer, we will delay the acceptance for payment of any shares that have been tendered. We can also amend the Offer in our sole discretion or terminate the Offer under certain circumstances. See Sections 7 and 16.

We are scheduled to announce on August 14, 2007 our results of operations for the fiscal quarter ended July 29, 2007, and we will file a Current Report on Form 8-K on that date relating to this information. The Schedule TO relating to the Offer will be amended so that this Form 8-K will be incorporated by reference in the Schedule TO.

How will I be notified if the Company extends the Offer or amends the terms of the Offer?

If we extend the Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. We will issue a press release if we materially amend the terms of the Offer. See Section 16.

What are the significant conditions to the Offer?

Our obligation to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived on or prior to the Expiration Time, including, but not limited to:

•	our ability to effect Borrowings of up to $10.0 billion under the Tender Offer Financing Facility, if we have not received the proceeds from the sale of HD Supply by the Expiration Time (the conditions applicable to borrowing under this facility are described in Section 9);

•	no legal action shall have been threatened, instituted or pending that seeks to challenge or delay the Offer or could reasonably be expected to materially adversely affect our business, financial condition, results of operations, or prospects or the value of our shares;

•	no changes in the general political, market, economic or financial conditions in the United States or abroad that are reasonably likely to materially and adversely affect our business, financial condition, results of operations, or prospects or the value of our shares or otherwise materially impair the contemplated future conduct of our business or adversely affect trading in our shares;

•	no general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter markets in the United States or a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory, shall have occurred;

•	no commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States or any country in which we conduct operations that are material to our business shall have occurred;

•	no decrease of more than 10% in the market price for our shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on July 9, 2007 shall have occurred;

•	no person shall have proposed, announced or made a tender or exchange offer, merger, acquisition, business combination or other similar transaction with or involving us, nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business (in each case other than the Offer or in connection with our planned disposition of HD Supply described in Section 2);

•	no person (including a group) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of our outstanding shares (other than anyone who publicly disclosed such ownership in a Schedule 13D or 13G filed with the Securities and Exchange Commission (the “SEC”) on or before July 9, 2007). No person or group which has made such filing on or before July 9, 2007 shall have acquired or proposes to acquire an additional 1% or more of our outstanding shares. In addition, no new group shall have been formed that beneficially owns more than 5% of our outstanding shares;

•	no one shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us (other than in connection with our planned disposition of HD Supply described in Section 2);

•	no change (or event involving a prospective change) shall have occurred that could reasonably be expected to materially adversely affect our business, financial condition, results of operations, or prospects or the value of our shares; and

•	our determination that the consummation of the Offer will not cause our common stock to be delisted from the New York Stock Exchange (the “NYSE”) or to be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer is subject to these conditions, and a number of other conditions, all of which are described in greater detail in Section 7. The foregoing addresses the conditions under which we are not obligated to complete the Offer.

Following the Offer, will the Company continue as a public company?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause the Company to be delisted from the NYSE or to stop being subject to the periodic reporting requirements of the Exchange Act. It is a condition of our obligation to purchase shares pursuant to the Offer that such purchase not cause the shares either (1) to be held of record by less than 300 persons or (2) to be ineligible to be listed on the NYSE or to be eligible for deregistration under the Exchange Act. See Sections 2 and 7.

How do I tender my shares?

If you want to tender all or part of your shares, you must do one of the following before 5:00 p.m., New York City time, on Thursday, August 16, 2007, or any later time and date to which the Offer may be extended:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact the nominee and request that the nominee tender your shares for you;

•	if you hold certificates or DRS shares in your own name, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, the certificates for your shares or the amount of DRS shares you wish to tender and any other documents required by the Letter of Transmittal to Computershare, Inc. (“Computershare”), the Depositary for the Offer;

•	if you are an institution participating in the book-entry transfer facility (as defined herein), you must tender your shares according to the procedure for book-entry transfer described in Section 3;

•	if you are unable to deliver the certificates for the shares or the other required documents to Computershare or you cannot comply with the procedure for book-entry transfer within the required time, you must comply with the guaranteed delivery procedure outlined in Section 3;

•	if you hold shares in our DepotDirect Plan, you may tender such shares by completing and signing the Letter of Transmittal, including the appropriate section for shares acquired through the DepotDirect Plan; and

•	if you are a holder of vested options to purchase shares under our equity compensation plans, you may exercise your vested options and tender any of the shares issued upon exercise.

You may contact the Information Agent for assistance. The contact information for the Information Agent appears on the back cover of this Offer to Purchase. See Section 3 and the Instructions to the Letter of Transmittal.

How do holders of currently exercisable stock options participate in the Offer?

Options to purchase shares cannot be tendered in the Offer. If you hold currently exercisable options to purchase shares, you may exercise such options in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with the Offer. Exercises of options cannot be revoked even if shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. See Section 3.

How do participants in our Savings and Retirement Plans or the ESPP participate in the Offer?

Participants in our Savings and Retirement Plans or the ESPP must comply with separate requirements in order to participate in the Offer. If you are a participant in our Savings and Retirement Plans or the ESPP, you must do one of the following:

•	if you are a participant in any of the Savings and Retirement Plans, and you wish to tender any of your shares held in any of those plans, you must follow the separate instructions and procedures described in Section 3 of this Offer to Purchase (including an earlier deadline for delivering materials) and you must review the separate materials related to the applicable plans enclosed with this Offer to Purchase; and

•	if you hold shares through our ESPP and you wish to tender any of your shares held in the ESPP, you must follow the separate instructions and procedures described in Section 3 of this Offer to Purchase (including an earlier deadline for delivering materials) and you must review the separate materials related to the ESPP enclosed with this Offer to Purchase for instructions.

What happens if more than 250 million shares are tendered?

If more than 250 million shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are validly tendered and not validly withdrawn prior to the Expiration Time, we will purchase shares:

•	first, from all holders of “odd lots” of less than 100 shares who validly tender all of their shares at or below the purchase price selected by us, and do not validly withdraw them before the Expiration Time;

•	second, from all other shareholders who validly tender shares at or below the purchase price selected by us, on a pro rata basis (except for shareholders who tendered shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit us to purchase 250 million shares (or such greater number of shares as we may elect to purchase, subject to applicable law), from holders who have validly tendered shares at or below the purchase price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

Because of the “odd lot” priority, proration and conditional tender provisions described above, we may not purchase all of the shares that you tender even if you tender them at or below the purchase price. See Section 1, and for additional information on conditional purchases, see Section 6.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

If you own beneficially or of record fewer than 100 shares in the aggregate, you validly tender all of these shares at or below the purchase price selected by us and do not withdraw such tender before the Offer expires and you complete the section entitled “Odd Lots” in the Letter of Transmittal, we will purchase all of your shares without subjecting them to the proration procedure. See Section 1.

Once I have tendered shares in the Offer, can I withdraw my tender?

Yes. You may withdraw any shares you have tendered at any time before 5:00 p.m., New York City time, on Thursday, August 16, 2007, unless we extend the Offer, in which case you can withdraw your shares until the expiration of the Offer as extended. If we have not accepted for payment the shares you have tendered, you may also withdraw your shares at any time after 12:00 midnight, New York City time, on September 4, 2007. See Section 4.

How do I withdraw shares I previously tendered?

To withdraw tendered shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of these shares. Some additional requirements apply if the share certificates to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. If you have tendered your shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your shares. If you wish to withdraw tendered shares held in the Savings and Retirement Plans or the ESPP, you must withdraw all such tendered shares. If you withdraw shares held in any of such plans, you must re-tender any such shares you wish to tender in the Offer.

Has the Company or its Board of Directors adopted a position on the Offer?

Our Board of Directors has approved our making the Offer. However, neither the Company, our Board of Directors, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary nor the Information Agent makes any recommendation as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender, and the purchase price or purchase prices at which you may choose to tender your shares. In so doing, you should read carefully the information set forth or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.

Do the directors or executive officers of the Company intend to tender their shares in the Offer?

All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer (including shares they are deemed to beneficially own). As a result, the Offer will increase the proportional holdings of our directors and executive officers. After expiration of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may be more or less favorable than the purchase price to be paid to our shareholders in the Offer. See Section 12.

If I decide not to tender, how will the Offer affect my shares?

Shareholders who choose not to tender their shares will own a greater percentage interest in our outstanding common stock following the consummation of the Offer. See Section 2.

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What is the recent market price of my shares?

On July 9, 2007, the last trading day prior to printing this Offer to Purchase, the reported closing price of our common stock on the NYSE was $40.23 per share. You are urged to obtain current market quotations for the shares before deciding whether to tender your shares. See Section 8.

When and how will the Company pay for the shares I tender?

We will pay the purchase price, less any applicable withholding taxes and without interest, for the shares we purchase promptly after expiration of the Offer and acceptance of the shares for payment. We will announce the preliminary results of the Offer, including price and information about any proration, on the day following the Expiration Time. We do not expect, however, to announce the final results of any proration and begin paying for tendered shares until at least seven business days after expiration of the Offer. We will pay for the shares accepted for purchase by depositing the aggregate purchase price with the Depositary. The Depositary will act as your agent and will transmit to you (or to your broker, dealer, trustee, plan administrator or other nominee) the payment for all your shares accepted for payment. See Section 5.

Will I have to pay brokerage commissions if I tender my shares?

If you are the record owner of your shares and you tender your shares directly to the Depositary, you will not pay brokerage commissions or similar expenses. If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee and that nominee tenders your shares on your behalf, that nominee may charge you a fee. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See Section 3.

Does the Company intend to repurchase any shares other than pursuant to the Offer during or after the Offer?

Rule 13e-4 of the Exchange Act prohibits us and our affiliates from purchasing any shares, other than pursuant to the Offer, until at least ten business days after the expiration of the Offer, except pursuant to certain limited exceptions provided in Rule 14e-5 of the Exchange Act. Beginning ten business days after the expiration date of the Offer, we may make share repurchases from time to time on the open market, pursuant to accelerated share repurchases and/or in additional tender offers. Whether we make additional repurchases will depend on many factors, including, without limitation, the number of shares, if any, that we purchase in the Offer, whether we complete the sale of HD Supply, our business and financial performance and situation, the business and market conditions at the time, including the price of the shares and our ability to issue debt securities, and such other factors as we may consider relevant. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling shareholders in those transactions than the terms of the Offer.

What are the U.S. federal income tax consequences if I tender my shares?

The receipt of cash from us in exchange for your shares will be a taxable event for you for U.S. federal income tax purposes (and likely will be a taxable event for state and other income tax purposes). The receipt of cash for your shares generally will be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for gain or loss treatment or (2) a distribution in respect of stock from the Company. See Section 15. The Depositary (or other applicable withholding agent) will withhold U.S. federal taxes at a rate of 30% on the gross proceeds of the Offer paid to a non-U.S. shareholder, subject to reduction by applicable treaty or exemption for income that is “effectively connected with a U.S. trade or business,” as evidenced by forms that a non-U.S. shareholder furnishes to the Depositary (or other applicable withholding agent). We advise you to consult your tax advisor with respect to your particular situation.

Will I have to pay stock transfer tax if I tender my shares?

We will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5.

Who may I talk to if I have questions?

If you have any questions regarding the Offer, please contact D. F. King & Co., Inc., the Information Agent, at 1-800-628-8536, or Lehman Brothers Inc., the Lead Dealer Manager, at 1-888-610-5877, or Merrill Lynch & Co., the Co-Dealer Manager, at 1-877-653-2948. Banks and brokers may call the Information Agent collect at 1-212-269-5550. Additional contact information for the Information Agent, the Lead Dealer Manager and the Co-Dealer Manager is set forth on the back cover page of this document.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase, the documents incorporated by reference and the documents to which we refer herein contain a number of forward-looking statements, including, among others, statements describing the benefits that our strategic plan and recapitalization plan are intended to provide to our shareholders, the anticipated completion of the sale of HD Supply, our plan to repurchase additional shares of common stock and issue debt, the number of shares that we may purchase in the Offer and the price range of this purchase and the date on which we will announce the final results of the Offer or pay for tendered shares.

Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “potential,” “outlook” and similar terms and phrases, including references to assumptions, are intended to identify forward-looking statements.

The forward-looking statements regarding these matters are based on various assumptions and analyses made by us in light of our management’s experience and its perception of historical trends, current conditions, and expected future developments, as well as other factors it believes are appropriate under the circumstances.

In addition to factors described in our Annual Report on Form 10-K for the year ended January 28, 2007 (which is incorporated by reference in this Offer to Purchase), important factors that could cause actual results to differ materially from those underlying our forward-looking statements include, among others, the following:

•	our ability to complete the sale of HD Supply and to use the proceeds of that sale as the primary source of funds for the Offer (or to pay down indebtedness used to finance the Offer);

•	if we do not complete the sale of HD Supply, the increased indebtedness that we will incur to purchase shares in the Offer;

•	the price at which we ultimately determine to purchase shares in the Offer and the number of shares tendered in the Offer; and

•	the price and time at which we make any additional share repurchases following completion of the Offer, the number of shares acquired in such repurchases and the interest rate on any indebtedness incurred to fund such repurchases.

You should not place undue reliance on our forward-looking statements, which speak only as of the date of this Offer to Purchase, or the date of the documents incorporated by reference if contained therein. We undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this Offer to Purchase, except as required by law.

INTRODUCTION

To the Holders of our Common Stock:

The Home Depot, Inc., a Delaware corporation (the “Company,” “Home Depot,” “our,” “we,” or “us”), invites its shareholders to tender shares of our common stock, $0.05 par value per share (the “common stock”), for purchase by us. Upon the terms and subject to the conditions of this Offer to Purchase and the related Letter of Transmittal, we are offering to purchase up to 250 million shares at a price not greater than $44.00 nor less than $39.00 per share, net to the seller in cash, less applicable withholding taxes and without interest. The Offer will expire at 5:00 p.m., New York City time, on Thursday, August 16, 2007, unless extended.

After the Expiration Time, we will examine the prices chosen by shareholders for all of the shares validly tendered. We will then select the lowest purchase price (in multiples of $0.25) that will allow us to purchase 250 million shares or, if a lesser number of shares are validly tendered, all shares that are validly tendered and not withdrawn. All shares acquired in the Offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are validly tendered. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at our expense promptly after the expiration of the Offer. See Section 3.

In addition, subject to certain limitations and legal requirements, we reserve the right, in our sole discretion, to purchase additional shares, representing up to 2% of the outstanding shares or, approximately 39.5 million additional shares. Such a purchase of additional shares will not require us to extend the Offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1.

Shareholders whose shares are registered in their own names and who tender directly to Computershare, Inc., the Depositary for the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Section 3 hereof, stock transfer taxes on the purchase of shares by us under the Offer. If you own shares through a broker, dealer, commercial bank, trust company or other nominee and that person tenders your shares on your behalf, that nominee may charge you a fee. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. If your shares are held in one of our equity benefit plans as set forth in Section 3 and the plan administrator tenders your shares on your behalf, the plan administrator may charge you a fee. You should contact the plan administrator to determine whether any charges will apply.

The Offer is not conditioned upon any minimum number of shares being tendered. Our obligation to accept, and pay for, shares validly tendered pursuant to the Offer is conditioned upon satisfaction or waiver of the conditions set forth in Section 7 of this Offer to Purchase, including our ability to obtain up to $10.0 billion in direct loans under, or commercial paper supported by (“Borrowings”), the Tender Offer Financing Facility (the “Tender Offer Financing Facility”) to be entered into by us, Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation and certain of their affiliates (if we have not received the proceeds from the sale of HD Supply) (the “Financing Condition”).

Our Board of Directors has approved our making the Offer. However, neither the Company, our Board of Directors, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary nor the Information Agent is making any recommendation as to whether you should tender or refrain from tendering your shares or at what purchase price or purchase prices you should choose to tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender. You should discuss whether to tender your shares, and if so, how many shares to tender and at what price or prices, with your tax advisor, financial advisor and/or broker. You should read carefully the information set forth or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the Offer. See Section 2.

All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. As a result, the Offer will increase the proportional holdings of our directors and executive officers. However, after expiration of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may be more or less favorable than the purchase price paid to shareholders in this Offer. See Section 12.

Section 15 of this Offer to Purchase describes material U.S. federal income tax consequences of a sale of shares pursuant to the Offer.

We will pay the fees and expenses incurred in connection with the Offer by Lehman Brothers Inc., the Lead Dealer Manager, Merrill Lynch & Co., the Co-Dealer Manager, Computershare, Inc., the Depositary for the Offer, and D. F. King & Co., Inc., the Information Agent for the Offer. See Section 17.

As of June 27, 2007, there were 1,975,115,495 shares of our common stock outstanding. The 250 million shares that we are offering to purchase hereby represent approximately 12.7% of the total number of outstanding shares of our common stock as of June 27, 2007.

The shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the symbol “HD.” On July 9, 2007, the last trading day prior to printing this Offer to Purchase, the reported closing price of our common stock on the NYSE was $40.23 per share. Shareholders are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender their shares. See Section 8.

THE TENDER OFFER

1.	Number of Shares; Proration

General.  Upon the terms and subject to the conditions of the Offer, we will purchase up to 250 million shares of our common stock, or if a lesser number of shares are validly tendered, all shares that are validly tendered and not validly withdrawn in accordance with Section 4 before the Expiration Time, at a price not greater than $44.00 nor less than $39.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest.

The term “Expiration Time” means 5:00 p.m., New York City time, on Thursday, August 16, 2007, unless we, in our sole discretion, extend the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. See Section 16 for a description of our right to extend, delay, terminate or amend the Offer. In accordance with the rules of the Securities and Exchange Commission (“SEC”), we may, and we expressly reserve the right to, purchase under the Offer an additional amount of shares not to exceed 2% of the outstanding shares (approximately 39.5 million shares) without amending or extending the Offer. See Section 16.

In the event of an over-subscription of the Offer as described below, shares tendered will be subject to proration, except for “odd lots,” as discussed below. The proration period and, except as described herein, withdrawal rights expire at the Expiration Time.

If we:

•	change the price range to be paid for shares;

•	increase the number of shares being sought in the Offer, and such increase in the number of shares being sought exceeds 2% of the outstanding shares (approximately 39.5 million shares); or

•	decrease the number of shares being sought in the Offer; and

the Offer is scheduled to expire at any time earlier than the expiration of a period ending at 12:00 midnight, New York City time, on the tenth business day (as defined below) from, and including, the date that notice of any such increase or decrease is first published, sent or given in the manner specified in Section 16, then the Offer will be extended until the expiration of such period of ten business days. For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is subject to other conditions, including the Financing Condition. See Section 7.

Shareholders desiring to tender shares must specify the price or prices, not greater than $44.00 per share nor less than $39.00 per share, at which they are willing to sell their shares to us in the Offer. Alternatively, shareholders desiring to tender shares and seeking to maximize the chance that their shares will be purchased can choose not to specify a price and, instead, specify that they will sell their shares at the purchase price ultimately paid for shares validly tendered. To do so, shareholders should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Tender Offer.” Note that this election is deemed to be a tender of shares at the minimum price of

$39.00 per share and could result in the tendered shares being purchased at the minimum price of $39.00 per share. A portion of the price range for the Offer is below the closing price of $40.23 per share on July 9, 2007, the last full trading day before we commenced the Offer. Shareholders are urged to obtain current market quotations for the shares before deciding whether, and at what purchase price or purchase prices, to tender their shares. See Section 8 for recent market prices for the shares.

Promptly following the Expiration Time, we will, in our sole discretion, determine the purchase price that we will pay for shares validly tendered and not validly withdrawn, taking into account the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest purchase price (in multiples of $0.25), not greater than $44.00 nor less than $39.00 per share, that will enable us to purchase 250 million shares (or such greater number of shares as we may elect to purchase, subject to applicable law), or such lesser number of shares as are validly tendered, pursuant to the Offer. Shares validly tendered pursuant to the Offer at or below the purchase price and not validly withdrawn will be purchased at the purchase price, upon the terms and subject to the conditions of the Offer, including the “odd lot” priority, proration and conditional tender provisions.

All shares tendered and not purchased under the Offer, including shares not purchased because of a tender price in excess of the purchase price, proration or conditional tender provisions, will be returned to the tendering shareholders or, in the case of shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, at our expense promptly following the Expiration Time. See Section 3.

If the number of shares validly tendered and not validly withdrawn prior to the Expiration Time is less than or equal to 250 million shares, or such greater number of shares as we may elect to purchase, subject to applicable law, we will, upon the terms and subject to the conditions of the Offer, purchase all shares so tendered at the purchase price.

Priority of Purchases.  Upon the terms and subject to the conditions of the Offer, if more than 250 million shares, or such greater number of shares as we may elect to purchase, subject to applicable law, have been validly tendered and not validly withdrawn prior to the Expiration Time, we will purchase validly tendered shares on the basis set forth below:

•	First, upon the terms and subject to the conditions of the Offer, we will purchase all shares tendered by any Odd Lot Holder (as defined below) who:

•	tenders all shares owned beneficially or of record at a price at or below the purchase price we determine (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

•	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered at prices at or below the purchase price on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	Third, if necessary to permit us to purchase 250 million shares (or such greater number of shares as we may elect to purchase, subject to applicable law), shares conditionally tendered at or below the purchase price (for which the condition was not initially satisfied) and not validly withdrawn, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

As a result of the foregoing priorities applicable to the purchase of shares tendered, it is possible that all of the shares that a shareholder tenders in the Offer may not be purchased. In addition, if a tender is conditioned upon the purchase of a specified number of shares, it is possible that none of those shares will be purchased.

Odd Lots.  The term “Odd Lots” means all shares validly tendered prior to the Expiration Time at prices at or below the purchase price selected by us and not validly withdrawn by any person who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery (an “Odd Lot Holder”). To qualify for this preference, an Odd Lot Holder must tender all shares he or she owns in accordance with the procedures described in Section 3. Odd Lots will be accepted for payment before any proration of the purchase of other tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By tendering in the Offer, an Odd Lot Holder who holds shares in his or her name and tenders such shares directly to the Depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s shares. Any Odd Lot Holder wishing to tender all of his or her shares pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Proration.  If proration of tendered shares is required, we will determine the proration factor as promptly as practicable following the Expiration Time. Subject to adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6, proration for each shareholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares validly tendered and not validly withdrawn by the shareholder to the total number of shares validly tendered and not validly withdrawn by all shareholders, other than Odd Lot Holders, at or below the purchase price selected by us. Because of the difficulty in determining the number of shares validly tendered and not validly withdrawn, and because of the odd lot procedure described above and the conditional tender procedure described in Section 6, we expect that we will not be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until at least seven business days after the Expiration Time. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Time. After the Expiration Time, shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer

On June 19, 2007, we announced a strategic plan to enhance shareholder value by entering into an agreement to sell HD Supply, focusing our operations exclusively on our retail business and executing a recapitalization plan under which we will repurchase up to $22.5 billion in shares. This tender offer is one element of the $22.5 billion of expected share repurchases and is expected to be funded primarily with the net proceeds from the sale of HD Supply (or, if the sale of HD Supply has not been completed when we are required to pay for the shares, primarily with Borrowings under our Tender Offer Financing Facility). See Section 9. We may purchase the remainder of the $22.5 billion of shares in the form of open market purchases, accelerated share repurchases and/or tender offers, the details of which would be announced at a later time. We expect to fund any additional share repurchases from our issuance of up to $12.0 billion of debt securities and available cash balances. The time, price and manner of any additional share repurchases, and terms and conditions of any issuances of debt securities, will depend on market, general economic and other conditions that we deem relevant, and we cannot assure you as to when or whether or on what terms these transactions may occur.

We reserve the right to change our plans at any time, as we may deem appropriate.

In considering the Offer, our management and Board of Directors took into account the expected financial impact of the Offer, including our use of the proceeds of the sale of HD Supply or our use of increased indebtedness to fund share purchases. Our Board of Directors believes that the Offer is consistent with our objectives of returning capital to shareholders and increasing long-term shareholder value.

Our Board of Directors has approved our making the Offer. However, neither the Company, our Board of Directors, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary nor the Information Agent is making any recommendation to you as to whether to tender or refrain from tendering your shares. We have not authorized any person to make any such recommendation. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which you tender shares. You should read carefully the information set forth or incorporated by reference in this Offer to Purchase and in the related Letter of Transmittal, including information regarding the purposes and effects of the Offer. You should discuss whether to tender your shares with your tax advisor, financial advisor and/or broker.

Potential Benefits of the Offer.  We believe that our recapitalization plan will allow us to return significant capital to our shareholders and improve the efficiency of our balance sheet by lowering our cost of capital. Our Board of Directors has determined that, in light of our strategic plan, the Offer is a prudent use of our financial resources, presents an appropriate balance between meeting the needs of our business and delivering value to our shareholders and will provide benefits to our shareholders, including the following:

•	The Offer provides our shareholders with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales.

•	If we complete the Offer, we will return cash to our shareholders who tender, while shareholders who do not tender will increase their percentage ownership in Home Depot.

•	The sale of HD Supply and the use of the proceeds from the sale in order to fund the Offer, and the completion of the repurchase of shares and issuance of debt securities in the recapitalization, will provide a capital structure that more effectively uses financial leverage and optimizes our cost of capital.

Potential Risks and Disadvantages of the Offer.  The Offer also presents some potential risks and disadvantages to Home Depot and shareholders who choose not to tender their shares, including the following:

•	We expect to fund the purchase of shares in the Offer primarily from the proceeds of the sale of HD Supply; however, the completion of the sale of HD Supply is not a condition to our obligation to complete the Offer. In the event that we do not have the proceeds from the sale of HD Supply available to pay for the shares in the Offer, we expect to effect Borrowings under the Tender Offer Financing Facility as a primary source of funds to purchase shares in the Offer. Accordingly, the Offer is subject to the Financing Condition. During any period following our purchase of shares in the Offer, if the closing of the sale of HD Supply is delayed, we will have increased indebtedness and incurred incremental interest expense. Upon the closing of the sale of HD Supply, we would be required to use the net proceeds of the sale to repay any Borrowings under the Tender Offer Financing Facility.

•	There can be no assurance that we will be able to complete the sale of HD Supply. If we are unable to complete this sale, then we will repay the Borrowings under the Tender Offer Financing Facility through the issuance of debt securities; however, we would reduce future repurchases contemplated by the recapitalization by the amount of the otherwise expected net proceeds from the sale of HD Supply. The Tender Offer Financing Facility matures on November 21, 2007. Our inability to complete the sale of HD Supply would result in our continuing to own such business.

•	We expect to issue up to a total of $12.0 billion of debt in order to fund purchases of shares of common stock in accordance with the recapitalization plan. Any increases in our indebtedness — whether required in order to purchase shares in the Offer or in order to complete the recapitalization plan — will increase our interest expense, could reduce our ability to engage in significant transactions without additional debt or equity financing, and could negatively impact our liquidity during periods of increased capital spending or higher operating expenses.

•	The Offer and additional share repurchases will reduce our “public float,” which is the number of shares owned by non-affiliate shareholders and available for trading in the securities markets, and is likely to reduce the number of our shareholders. These reductions may reduce the volume of trading in our shares and may result in lower stock prices and reduced liquidity in the trading of our shares following completion of the Offer. As of June 27, 2007, we had outstanding approximately 1.975 billion shares. The 250 million shares that we are offering to purchase pursuant to the Offer represent approximately 12.7% of the shares outstanding as of that date. If the Offer is fully subscribed, then we will have approximately 1.725 billion shares outstanding upon completion of the Offer. If we were to purchase up to an additional 2% of our outstanding shares (or approximately 39.5 million shares) pursuant to the Offer, then we will have approximately 1.686 billion shares outstanding upon completion of the Offer. Shareholders may be able to sell non-tendered shares in the future at a higher net price than the purchase price in the Offer. We can provide no assurance, however, as to the price at which a shareholder may be able to sell such shares in the future.

•	The Offer will increase the proportional holdings of significant shareholders who elect not to participate.

•	All of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer (including shares they are deemed to beneficially own). As a result, the Offer will increase the proportional holdings of our directors and executive officers. After termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions at prices that may be more or less favorable than the purchase price to be paid to our shareholders in the Offer. See Section 12.

•	We generate interest income on cash balances. If we complete the Offer, our cash balances and, in turn, interest income would be reduced.

Upon completion of the Offer, non-tendering shareholders will realize a proportionate increase in their relative ownership interest in Home Depot. However, there can be no assurance that we will not issue additional shares in the future which could have the effect of decreasing the relative ownership interests of such non-tendering shareholders.

Certain Effects of the Offer.  Assuming that we purchase 250 million shares in the Offer at a purchase price not greater than $44.00 per share nor less than $39.00 per share, the aggregate purchase price will be between $9.75 billion and $11.0 billion. After the Offer is completed, we believe that our anticipated financial condition, cash flow from operations and access to capital will provide us with adequate financial resources.

Based on the published guidelines of the NYSE and the conditions of the Offer, we believe that our purchase of 250 million shares pursuant to the Offer will not result in delisting of the remaining shares on the NYSE. The shares are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares pursuant to the Offer will not result in the shares becoming eligible for termination of registration under the Exchange Act. The Offer is conditioned upon our having determined that the consummation of the Offer will not cause the shares to be delisted from the NYSE or be eligible for deregistration under the Exchange Act. See Section 7.

Shares we acquire pursuant to the Offer will be retained as treasury shares by us (unless and until we determine to retire or reissue such shares). Such shares will be held in treasury with the status of authorized and unissued shares and will be available for us to issue without further shareholder action for all purposes except as required by applicable law or the rules of the NYSE. We have no current plans for the issuance of shares purchased in the Offer.

Our shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares pursuant to the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our or our subsidiaries’ assets;

•	any material change in our present dividend rate or policy, or indebtedness or capitalization;

•	any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors, or to change any material term of the employment contract of any executive officer (except that Joe DeAngelo, our Executive Vice President and Chief Operating Officer, is expected to join HD Supply in connection with our sale of HD Supply and cease to serve as an officer of the Company and, further, we anticipate changes to the Board of Directors in connection with the scheduled retirements of certain directors, as previously announced);

•	any other material change in our corporate structure or business;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act or ceasing to be authorized for listing on the NYSE;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of Home Depot, or the disposition by any person of securities of Home Depot; or

•	any changes in our Amended and Restated Certificate of Incorporation and By-Laws, each as amended to date, or other governing instruments or other actions that could impede the acquisition of control of Home Depot.

Although we do not currently have any plans, other than as described in this Offer to Purchase, that relate to or would result in any of the events discussed above, we continue to evaluate opportunities for increasing shareholder value and we may undertake or plan actions that relate to or could result in one or more of these events.

3.	Procedures for Tendering Shares

Valid Tender.  For a shareholder to make a valid tender of shares under the Offer (i) the Depositary must receive, at one of its addresses set forth on the back cover of this Offer to Purchase, and prior to the Expiration Time:

•	a Letter of Transmittal, validly completed and duly executed, together with any required signature guarantees, or, in the case of a book-entry transfer, an “agent’s message” (see “— Book-Entry Transfer” below) and any other required documents; and

•	either certificates representing the tendered shares or the amount of DRS Shares you wish to tender or, in the case of tendered shares delivered in accordance with the procedures for book-entry transfer we describe below, a book-entry confirmation of that delivery (see “— Book-Entry Transfer” below); or

(ii) the tendering shareholder must, before the Expiration Time, comply with the guaranteed delivery procedures we describe below.

If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for you to act to instruct them to tender shares on your behalf. We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out their applicable deadline.

The valid tender of shares by you by one of the procedures described in this Section 3 will constitute a binding agreement between you and us on the terms of, and subject to the conditions to, the Offer.

Each shareholder desiring to tender shares pursuant to the Offer must either (1) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Tender Offer,” in which case you will be deemed to have tendered your shares at the minimum price of $39.00 per share (YOU SHOULD UNDERSTAND THAT THIS ELECTION COULD RESULT IN THE TENDERED SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $39.00 PER SHARE) or (2) check one, and only one, of the boxes corresponding to the price at which shares are being tendered in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined By You.” A tender of shares will be proper only if one, and only one, of these boxes is checked on the Letter of Transmittal.

If tendering shareholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Under the Tender Offer.” For purposes of determining the purchase price, those shares that are tendered by shareholders agreeing to accept the purchase price determined under the Offer will be deemed to be tendered at the minimum price of $39.00 per share. A portion of the price range for the Offer is below the closing price of $40.23 per share on July 9, 2007, the last full trading day before we commenced the Offer. Shareholders are urged to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender their shares. See Section 8 for recent market prices for the shares.

If tendering shareholders wish to indicate a specific price (in multiples of $0.25) at which their shares are being tendered, they must check the applicable price box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined By You.” Tendering shareholders should be aware that this election could mean that none of their shares will be purchased if the price selected by the shareholder is higher than the purchase price we eventually select after the Expiration Time.

A shareholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered (unless previously validly withdrawn in accordance with the terms of the Offer) at more than one price. In case of withdrawal, shareholders who tendered their shares at multiple prices pursuant to multiple Letters of Transmittal must comply with the procedures set forth in Section 4.

We urge shareholders who hold shares through a broker, dealer, commercial bank, trust company or other nominee to consult their nominee to determine whether transaction costs are applicable if they tender shares through their nominee and not directly to the Depositary.

Odd Lot Holders must tender all of their shares and also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

Procedure for stock options.  We are not offering, as part of the Offer, to purchase any outstanding stock options and tenders of stock options will not be accepted. Holders of stock options who wish to participate in the Offer may exercise their stock options and purchase shares, and then tender the shares under the Offer, provided that any exercise of a stock option and tender of shares is in accordance with applicable law and the terms of the applicable plan and option agreements. In no event are any stock options to be delivered to the Depositary in connection with a tender of shares hereunder. An exercise of a stock option cannot be revoked even if all or a portion of the shares received upon the exercise and tendered in the Offer are not purchased in the Offer for any reason.

Procedures for Participants in the DepotDirect Plan.  Holders of shares in the DepotDirect Plan may instruct the Depositary to tender such shares by completing the appropriate section of the Letter of Transmittal. If a shareholder does not complete the section of the Letter of Transmittal instructing the Depositary to tender shares held under the DepotDirect Plan, no shares held in that shareholder’s DepotDirect Plan account will be tendered.

Procedures for Participants in The Home Depot Employee Stock Purchase Plan.  Holders of shares in The Home Depot Employee Stock Purchase Plan (the “ESPP”) may tender such shares by completing the Election Form in accordance with the instructions in the “Letter to Participants in the Employee Stock Purchase Plan” furnished to participants in the ESPP and returning it to the Depositary in accordance with those instructions, three business days prior to the expiration of the Offer. All documents furnished to shareholders generally in connection with the Offer will be made available to participants whose plan accounts are credited with shares. Participants in the ESPP cannot use the Letter of Transmittal to direct the tender of shares held under the ESPP, but must use the Election Form included in the separate “Letter to Participants in the Employee Stock Purchase Plan” sent to them. Participants in the ESPP who also hold shares outside of the plan, however, must (i) complete the Election Form according to the instructions in the “Letter to Participants in the Employee Stock Purchase Plan” for shares held under the ESPP and (ii) use the applicable procedures otherwise described in this Offer to Purchase to tender shares held outside of the ESPP. Although the Offer will remain open to all shareholders until the Expiration Time, if the Depositary does not receive a participant’s instructions three business days prior to the Expiration Time, shares attributable to the participant’s account will not be tendered. Participants are urged to read the “Letter to Participants in the Employee Stock Purchase Plan” and the separate Election Form carefully.

Procedures for Participants in The Home Depot FutureBuilder and The Home Depot FutureBuilder for Puerto Rico Plans.  A participant in The Home Depot FutureBuilder Plan or The Home Depot FutureBuilder for Puerto Rico Plan (together the “FutureBuilder Plans”) may instruct Northern Trust Company, the FutureBuilder Plans’ trustee, to tender some or all of the shares allocated to a participant’s account by completing the Election Form in accordance with the instructions in the “Letter to Participants in the FutureBuilder Plans” furnished to participants in the FutureBuilder Plans and returning it to Northern Trust Company in accordance with those instructions, two business days prior to the expiration of the Offer. All documents furnished to shareholders generally in connection with the Offer will be made available to participants whose plan accounts are credited with shares. Participants in the FutureBuilder Plans cannot use the Letter of Transmittal to direct the tender of shares held under the FutureBuilder Plans, but must use the Election Form included in the separate “Letter to Participants in the FutureBuilder Plans” sent to them. Participants in the FutureBuilder Plans who also hold shares outside of such plans, however, must (i) complete the Election Form according to the instructions in the “Letter to Participants in the FutureBuilder Plans” for shares held under the FutureBuilder Plans and (ii) use the applicable procedures otherwise described in this Offer to Purchase to tender shares held outside of the FutureBuilder Plans. The FutureBuilder Plans are prohibited from selling shares to us for a price that is less than the prevailing market price of our common stock. Accordingly, if a participant elects to tender shares at a price that is lower than the closing price of our common stock on the date the Offer expires, the tender price a participant elects will be deemed to have been increased to the closest tender price that is not less than the closing price of our common stock on the NYSE on the date the Offer expires. This could result in a participant’s shares not being purchased in the Offer. If the closing price of our common stock on the date the Offer expires is greater than the maximum price available in the Offer, none of the shares will be tendered and a participant’s tender will be deemed to have been withdrawn. Although the Offer will remain open to all shareholders until the Expiration Time, if Northern Trust Company does not receive a participant’s instructions two business days prior to the Expiration Time, the trustee will not tender shares attributable to the participant’s account. Participants are urged to read the “Letter to Participants in the FutureBuilder Plans” and the separate Election Form carefully.

Procedures for Participants in The Home Depot of Canada Inc. Retirement Savings Plan or The Home Depot of Canada Inc. Deferred Profit Sharing Plan. A participant in The Home Depot of Canada Inc. Retirement Savings Plan or The Home Depot of Canada Inc. Deferred Profit Sharing Plan (together the “Canada Plans”), may instruct, via the Depositary, Sun Life Financial Trust, Inc., the Canada Plans’ trustee, to tender some or all of the shares allocated to a participant’s account by completing the Election Form in accordance with the instructions in the “Letter to Participants in the Canada Plans” furnished to participants in the Canada Plans and returning it to the Depositary in accordance with those instructions, three business days prior to the expiration of the Offer. All documents furnished to shareholders generally in connection with the Offer will be made available to participants whose plan accounts are credited with shares. Participants in the Canada Plans cannot use the Letter of Transmittal to direct the tender of shares held under the Canada Plans, but must use the Election Form included in the separate “Letter to Participants in the Canada Plans” sent to them. Participants in the Canada Plans who also hold shares outside of such plans, however, must (i) complete the Election Form according to the instructions in the “Letter to Participants in the Canada Plans” for shares held under the Canada Plans and (ii) use the applicable procedures otherwise described in this Offer to Purchase to tender shares outside of the Canada Plans. Although the Offer will remain open to all shareholders until the Expiration Time, if the Depositary does not receive a participant’s instructions three business days prior to the Expiration Time, the trustee will not tender shares attributable to the participant’s account. Participants are urged to read the “Letter to Participants in the Canada Plans” and the separate direction form carefully.

Book-Entry Transfer.  For purposes of the Offer, the Depositary will establish an account for the shares at The Depository Trust Company (the “book-entry transfer facility”) within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of shares by causing the book-entry transfer facility to transfer those shares into the Depositary’s account in accordance with the book-entry transfer facility’s procedures for that transfer. Although delivery of shares may be effected through book-entry transfer into the Depositary’s account at the book-entry transfer facility, the Letter of Transmittal validly completed and duly executed, with any required signature guarantees, or an agent’s message in the case of a book-entry transfer and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering shareholder must comply with the guaranteed delivery procedures we describe below.

The confirmation of a book-entry transfer of shares into the Depositary’s account at the book-entry transfer facility is referred to herein as a “book-entry confirmation.” Delivery of documents to the book-entry transfer facility in accordance with the book-entry transfer facility’s procedures will not constitute delivery to the Depositary.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, stating that the book-entry transfer facility has received an express acknowledgment from the participant tendering shares through the book-entry transfer facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.

Method of Delivery.  The method of delivery of shares, the Letter of Transmittal and all other required documents, including delivery through the book-entry transfer facility, is at the sole election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If you plan to make delivery by mail, we recommend that you deliver by registered mail with return receipt requested and obtain proper insurance. In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees.  No signature guarantee will be required on a Letter of Transmittal for shares if:

•	the “registered holder(s)” of those shares sign(s) the Letter of Transmittal and has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal; or

•	those shares are tendered for the account of an “eligible institution.”

A “registered holder” of tendered shares will include any shareholder registered on the books of the Company’s transfer agent, and an “eligible institution” is a “financial institution,” which term includes most commercial banks, savings and loan associations and brokerage houses, that is a participant in any of the following: (i) the Securities Transfer Agents Medallion Program; (ii) the New York Stock Exchange, Inc. Medallion Signature Program; or (iii) the Stock Exchange Medallion Program.

Except as we describe above, all signatures on any Letter of Transmittal for shares tendered thereby must be guaranteed by an eligible institution. If the certificates for shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid.

In all cases, payment for shares tendered and accepted for payment in the Offer will be made only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of the book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility as described above), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), or an agent’s message, in the case of a book-entry transfer and any other documents required by the Letter of Transmittal.

Guaranteed Delivery.  If you wish to tender shares under the Offer and your certificates for shares are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Time, your tender may be effected if all the following conditions are met:

•	your tender is made by or through an eligible institution;

•	a validly completed and duly executed Notice of Guaranteed Delivery, in the form we have provided, is received by the Depositary, as provided below, prior to the Expiration Time; and

•	the Depositary receives, at one of its addresses set forth on the back cover of this Offer to Purchase and within the period of three trading days after the date of execution of that Notice of Guaranteed Delivery, either: (i) the certificates representing the shares being tendered, in the proper form for transfer, together with (1) a Letter of Transmittal relating thereto, which has been validly completed and duly executed and includes all signature guarantees required thereon and (2) all other required documents; or (ii) confirmation of book-entry transfer of the shares into the Depositary’s account at the book-entry transfer facility, together with (1) either a Letter of Transmittal relating thereto, which has been validly completed and duly executed and includes all signature guarantees required thereon, or an agent’s message, in the case of book-entry transfer, and (2) all other required documents.

For these purposes, a “trading day” is any day on which the NYSE is open for business.

A Notice of Guaranteed Delivery must be delivered to the Depositary by overnight courier, facsimile transmission or mail before the Expiration Time and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery.

Return of Unpurchased Shares.  The Depositary will return certificates for unpurchased shares as promptly as practicable after the expiration or termination of the Offer or the valid withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the Depositary will credit the shares to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

Tendering Shareholders’ Representations and Warranties; Tender Constitutes an Agreement.  It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender shares for such person’s own account unless at the time of tender and at the Expiration Time such person has a “net long position” in (a) the shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such shares for the purpose of tendering to us within the period specified in the Offer or (b) other securities immediately convertible into, exercisable for or exchangeable into shares (“Equivalent Securities”) that is equal to or greater than the amount tendered and, upon the acceptance of such tender, will acquire such shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of shares made pursuant to any method of delivery set forth herein will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (a) such shareholder has a “net long position” in shares or Equivalent Securities at least equal to the shares being tendered within the meaning of Rule 14e-4, and (b) such tender of shares complies with Rule 14e-4.

A tender of shares made pursuant to any method of delivery set forth herein will also constitute a representation and warranty to us that the tendering shareholder has full power and authority to tender, sell, assign and transfer the shares tendered, and that, when the same are accepted for purchase by us, we will acquire good title thereto, free and clear of all security interests, liens, restrictions, claims and encumbrances, and the same will not be subject to any adverse claim or right. Any such tendering shareholder will, on request by the Depositary or us, execute and deliver any additional documents deemed by the Depositary or us to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered, all in accordance with the terms of the Offer.

All authority conferred or agreed to be conferred by delivery of the Letter of Transmittal shall be binding on the successors, assigns, heirs, personal representatives, executors, administrators and other legal representatives of the tendering shareholder and shall not be affected by, and shall survive, the death or incapacity of such tendering shareholder.

A tender of shares made pursuant to any method of delivery set forth herein will also constitute an acknowledgement by the tendering shareholder that: (1) the Offer is discretionary and may be extended, modified, suspended or terminated by us as provided herein; (2) such shareholder is voluntarily participating in the Offer; (3) the future value of our common stock is unknown and cannot be predicted with certainty; (4) such shareholder has read this Offer to Purchase; (5) such shareholder has consulted his, her or its tax and financial advisors with regard to how the Offer will impact the tendering shareholder’s specific situation; (6) any foreign exchange obligations triggered by such shareholder’s tender of shares or receipt of proceeds are solely his, her or its responsibility; and (7) regardless of any action that we take with respect to any or all income/capital gains tax, social security or insurance tax, transfer tax or other tax-related items (“Tax Items”) related to the Offer and the disposition of shares, such shareholder acknowledges that the ultimate liability for all Tax Items is and remains his, her or its sole responsibility. In that regard, a tender of shares shall authorize us to withhold all applicable Tax Items legally payable by a tendering shareholder. Our acceptance for payment of shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  All questions as to the number of shares to be accepted, the price to be paid for shares and the validity, form, eligibility (including time of receipt) and acceptance for payment of any shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the Offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder whether or not we waive similar defects or irregularities in the case of other shareholders. No tender of shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. Neither the Company, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary nor the Information Agent will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, will be final and binding on all parties. By tendering shares, you agree to accept all decisions we make concerning these matters and waive any right you might otherwise have to challenge those decisions.

U.S. Federal Income Tax Backup Withholding; Information Reporting.  Under the U.S. federal income tax backup withholding rules, 28% of the gross proceeds payable to a shareholder in the Offer must be withheld and remitted to the Internal Revenue Service (the “IRS”) unless the shareholder provides such person’s taxpayer identification number (employer identification number or social security number) to the Depositary (or other applicable withholding agent), certifies under penalties of perjury that this number is correct and that the shareholder is exempt from backup withholding or otherwise establishes an exemption. If the Depositary (or other applicable withholding agent) is not provided with the correct taxpayer identification number or another adequate basis for exemption, the shareholder may be subject to certain penalties imposed by the IRS. Therefore, each tendering shareholder that is a U.S. Holder (as defined in Section 15) should complete and sign the Form W-9 included as part of the Letter of Transmittal in order to provide the information and certification necessary to avoid the backup withholding, unless the shareholder otherwise establishes to the satisfaction of the Depositary (or other applicable withholding agent) that the shareholder is not subject to backup withholding. If backup withholding results in the overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.

Certain shareholders (including, among others, all corporations and certain Non-U.S. Holders (as defined in Section 15)) are not subject to these backup withholding rules. In order for a Non-U.S. Holder to qualify as an exempt recipient, that shareholder must submit an IRS Form W-8BEN (or a suitable substitute form), signed under penalties of perjury, attesting to that shareholder’s exempt status. The applicable form can be obtained from the Depositary at the address and telephone number set forth in the back cover page of this Offer to Purchase.

In addition, the Depositary (or other applicable withholding agent) may be required to report to the IRS the payment of the Offer proceeds to non-exempt shareholders.

Shareholders are advised to consult their tax advisors regarding information reporting and possible qualifications for exemption from backup withholding and the procedure for obtaining any applicable exemption.

Withholding for Non-U.S. Holders.  Even if a Non-U.S. Holder has provided the required certification to avoid backup withholding, the Depositary (or other applicable withholding agent) will deduct U.S. federal withholding taxes equal to 30% of the gross payments payable to such Non-U.S. Holder, unless the Depositary (or other applicable withholding agent) determines that a reduced rate of or an exemption from withholding is available under an applicable income tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. To obtain a reduced rate of withholding under a tax treaty, a Non-U.S. Holder must deliver to the Depositary (or other applicable withholding agent) a properly executed IRS Form W-8BEN (or a suitable substitute form) before payment is made. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a Non-U.S. Holder must deliver to the Depositary (or other applicable withholding agent) a properly executed IRS Form W-8ECI (or a suitable substitute form) or IRS Form W-8BEN (or a suitable substitute form), as applicable, before payment is made. A Non-U.S. Holder that qualifies for an exemption from withholding by delivering IRS Form W-8ECI (or a suitable substitute form) generally will be required to file a U.S. federal income tax return and generally will be subject to U.S. federal income tax on income derived from the sale of shares pursuant to the Offer in the manner and to the extent described in Section 15 as if it were a U.S. Holder. Additionally, in the case of a foreign corporation, such income may be subject to a branch profits tax at a rate of 30% (or a lower rate specified in an applicable income tax treaty). The Depositary (or other applicable withholding agent) will determine a shareholder’s status as a Non-U.S. Holder and eligibility for a reduced rate of, or an exemption from, withholding by reference to valid certificates or statements concerning eligibility for a reduced rate of, or an exemption from, withholding (e.g., IRS Form W-8BEN (or a suitable substitute form) or IRS Form W-8ECI (or a suitable substitute form)) received from the Non-U.S. Holder unless facts and circumstances indicate that reliance is not warranted.

A Non-U.S. Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-U.S. Holder (i) meets either the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” test described in Section 15 that would characterize the exchange as a sale (as opposed to a dividend) with respect to which the Non-U.S. Holder is not subject to U.S. federal income tax or (ii) is otherwise able to establish that no tax or a reduced amount of tax is due.

Non-U.S. Holders are advised to consult their tax advisors regarding the application of U.S. federal income tax withholding and information reporting, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

For a discussion of U.S. federal income tax consequences to tendering shareholders, see Section 15.

Lost Certificates.  If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the shareholder should promptly notify the Depositary’s Call Center at 1-800-942-5909. The Depositary will instruct the shareholder as to the steps that must be taken in order to replace the certificates.

4.	Withdrawal Rights

You may withdraw shares that you have previously tendered under the Offer according to the procedures we describe below at any time prior to the Expiration Time. You may also withdraw your previously tendered shares at any time after

12:00 midnight, New York City time, on Tuesday, September 4, 2007, unless such shares have already been accepted for payment by us as provided in the Offer. Except as this Section 4 otherwise provides, tenders of shares are irrevocable.

For a withdrawal to be effective, a written notice of withdrawal must:

•	be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares.

If you wish to withdraw tendered shares held in the Savings and Retirement Plans or the ESPP you must withdraw all such tendered shares. If you withdraw shares held in any of such plans, you may retender any such shares you wish to tender in the Offer.

If a shareholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the shareholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.

If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal.

If shares have been delivered in accordance with the procedures for book-entry transfer described in Section 3, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

Withdrawals of tenders of shares may not be rescinded, and any shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3.

We will decide, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any shareholder, whether or not we waive similar defects or irregularities in the case of any other shareholder. Neither the Company, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary nor the Information Agent will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

If we extend the Offer, are delayed in our purchase of shares or are unable to purchase shares under the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5.	Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we (a) will determine the purchase price we will pay for shares validly tendered and not validly withdrawn before the Expiration Date, taking into account the number of shares so tendered and the prices specified by tendering shareholders, and (b) will accept for payment and pay for, and thereby purchase, up to 250 million shares (or such additional number of shares as we may elect to purchase, subject to applicable law) validly tendered at prices at or below the purchase price and not validly withdrawn before the Expiration Date.

For purposes of the Offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the purchase price, and not validly withdrawn, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of:

•	certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility;

•	a validly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an agent’s message; and

•	any other required documents.

We will pay for shares purchased by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to tendering shareholders.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Time. However, we expect that we will not be able to announce the final results of any proration or commence payment for any shares purchased pursuant to the Offer until at least seven business days after the Expiration Time. Certificates for all shares tendered and not purchased, including shares not purchased due to proration or conditional tender, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant who delivered the shares, to the tendering shareholder at our expense as promptly as practicable after the Expiration Time or termination of the Offer.

Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the Offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted.

6.	Conditional Tender of Shares

Subject to the exception for Odd Lot Holders, in the event of an over-subscription of the Offer, shares tendered pursuant to the Offer prior to the Expiration Time will be subject to proration. See Section 1. As discussed in Section 15, the number of shares to be purchased from a particular shareholder may affect the U.S. federal income tax treatment of the purchase to the shareholder and the shareholder’s decision whether to tender. The conditional tender alternative is made available for shareholders seeking to take steps to have shares sold pursuant to the Offer treated as a sale or exchange of such shares by the shareholder, rather than a distribution to the shareholder, for U.S. federal income tax purposes. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal, and, if applicable, in the Notice of Guaranteed Delivery. It is the tendering shareholder’s responsibility to calculate the minimum number of shares that must be purchased from the shareholder in order for the shareholder to qualify for sale or exchange (rather than distribution) treatment for U.S. federal income tax purposes. Shareholders are advised to consult their tax advisors. No assurances can be provided that a conditional tender will achieve the intended U.S. federal income tax result for any shareholder tendering shares.

Any tendering shareholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are to be purchased. After the Expiration Time, if more than 250 million shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are validly tendered and not validly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage, after taking into account the priority given to tenders of Odd Lots, based upon all shares validly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any shareholder below the minimum number specified by that shareholder, the tender will automatically be regarded as withdrawn and will be returned promptly after the Expiration Time, unless chosen by lot for reinstatement as discussed in the next paragraph.

After giving effect to these withdrawals, we will accept the remaining shares validly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders would otherwise be regarded as withdrawn and would cause the total number of shares to be purchased to fall below 250 million (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the conditional tenders that would otherwise have been withdrawn to permit us to purchase 250 million shares (or such greater number of shares as we may elect to purchase, subject to applicable law). In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular shareholder as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

7.	Conditions of the Tender Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for, shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the Offer and before the Expiration Time any of the following events has occurred (or has been determined by the Company to have occurred) that, in the Company’s reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with acceptance of the shares for payment:

•	We are unable to effect Borrowings of up to $10.0 billion under the Tender Offer Financing Facility, if we have not received the proceeds from the sale of HD Supply by the Expiration Time.

•	There has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to challenge, restrain, prohibit or delay the making of the Offer, the acquisition by us of the shares in the Offer, or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

•	seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares; or

•	otherwise could reasonably be expected to materially adversely affect our business, financial condition, results of operations, or prospects or the value of our shares;

•	There has occurred any change in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to materially and adversely affect our business, financial condition, results of operations, or prospects or the value of our shares or otherwise materially impair the contemplated future conduct of our business or adversely affect trading in our shares;

•	There has occurred a general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter markets in the United States or a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	There has occurred a commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States or any country in which we conduct operations that are material to our business;

•	There has been a limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect the extension of credit by banks or other lending institutions in the United States;

•	There has been a decrease of more than 10% in the market price for our shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on July 9, 2007, or any significant increase in interest rates;

•	A tender or exchange offer for any or all of the shares, or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business (in each case other than the Offer or in connection with our planned disposition of HD Supply described in Section 2);

•	We learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposed to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before July 9, 2007);

•	any entity, group or person who has filed with the SEC a Schedule 13D or Schedule 13G relating to Home Depot on or before July 9, 2007 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 1% or more of our outstanding shares;

•	any new group has been formed that beneficially owns more than 5% of our outstanding shares (options for and other rights to acquire shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause); or

•	any entity, group or person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us (other than in connection with our planned disposition of HD Supply described in Section 2);

•	Any approval, permit, authorization, favorable review or consent of any domestic or foreign governmental entity or any third party consents required to be obtained in connection with the Offer shall not have been obtained;

•	There has occurred any change (or event involving a prospective change) that could reasonably be expected to materially adversely affect our business, financial condition, results of operations, or prospects or the value of our shares; or

•	We determine that the consummation of the Offer may either cause the shares to be held of record by less than 300 persons or cause our shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (other than any action or omission to act by us) giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Time and from time to time. However, once the Offer has expired, then all of the conditions to the Offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Time. See Section 16. Any determination by us concerning the events described above will be final and binding on all parties.

8.	Price Range of the Shares; Dividends

The shares are listed for trading on the NYSE under the symbol “HD.” The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported on the NYSE and the quarterly cash dividends declared per share of common stock during the periods indicated.

			Cash Dividends
	High	Low	Declared

Fiscal Year 2005
First Quarter Ended May 1, 2005	$42.99	$34.56	$0.100
Second Quarter Ended July 31, 2005	43.98	35.54	0.100
Third Quarter Ended October 30, 2005	43.39	37.14	0.100
Fourth Quarter Ended January 29, 2006	43.27	39.65	0.150
Fiscal Year 2006
First Quarter Ended April 30, 2006	$43.95	$38.50	$0.150
Second Quarter Ended July 30, 2006	41.61	32.85	0.150
Third Quarter Ended October 29, 2006	38.24	33.07	0.225
Fourth Quarter Ended January 28, 2007	41.84	35.77	0.225
Fiscal Year 2007
First Quarter Ended April 29, 2007	$42.01	$36.35	$0.225
Second Quarter (through July 9, 2007)	41.19	37.35

On July 9, 2007, the last reported sales price on the NYSE was $40.23 per share. We announced our intention to make the Offer before the open of trading on the NYSE during the morning of July 10, 2007. We urge shareholders to obtain a current market price for the shares before deciding whether, and at what price or prices, to tender their shares.

9.	Source and Amount of Funds

Assuming that we purchase 250 million shares in the Offer at the maximum purchase price of $44.00 per share, the aggregate purchase price for the shares purchased in the Offer would be $11.0 billion. We anticipate that we will fund the purchase of shares in the Offer with $9.5 billion of net proceeds from the sale of HD Supply and with $1.5 billion of available cash. If the sale of HD Supply has not been completed at the time we are required to make payment for the shares purchased in the Offer, then we expect to effect Borrowings of up to $9.5 billion under the Tender Offer Financing Facility (with Borrowings being reduced to the extent the aggregate price for shares purchased in the Offer is less than $11.0 billion). We have obtained a $10.0 billion commitment from Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation and certain of their affiliates for the Tender Offer Financing Facility pursuant to a commitment letter, dated July 9, 2007 (the “Commitment Letter”). The $10.0 billion commitment will provide support for our commercial paper issuances and will also be available for direct loans. This commitment is contingent on the satisfaction of various conditions described below. Under the terms of the Tender Offer Financing Facility, we will be required to use the net proceeds from the sale of HD Supply to repay any Borrowings under the Tender Offer Financing Facility.

Accordingly, the Offer will be subject to the Financing Condition, but the Offer is not subject to our completion of the sale of HD Supply. The Financing Condition is one of the conditions to the Offer described in Section 7. We do not currently have any alternative financing arrangements or plans that would fund the purchase of shares in the Offer in the event the proceeds from the sale of HD Supply and Borrowings do not provide the necessary funds.

Commitment Letter.  The following summary of the material terms of the Commitment Letter is qualified in its entirety by the terms of the actual Commitment Letter, which is filed as an exhibit to our Issuer Tender Offer Statement on Schedule TO and which is incorporated herein by reference. The following summary may not contain all of the information about the financing that is important to you. We encourage you to read the Commitment Letter carefully and in its entirety.

Tender Offer Financing Facility.  Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation and certain of their affiliates have committed, subject to the terms and conditions set forth in the Commitment Letter, to provide the Tender Offer Financing Facility. The Tender Offer Financing Facility will establish a $10.0 billion revolving credit arrangement under which we may borrow funds to finance the purchase of shares pursuant to the Offer, to support commercial paper that we issue in connection with such purchase, and to pay related fees and expenses.

Amounts borrowed under the Tender Offer Financing Facility will bear interest, at our option, (i) at a fluctuating rate equal to the base rate (which is defined as the higher of the prime lending rate of JPMorgan Chase Bank, N.A., or the sum of the federal funds effective rate plus 50 basis points (0.50%)) in effect from time to time, or (ii) at a rate established for each borrowing for interest periods of one, two or three months, as we may select, based on the London interbank offered rate (LIBOR) for U.S. dollar deposits having comparable maturities (adjusted for certain reserve charges, if applicable) plus an additional margin ranging from 10 1/2 basis points (0.105%) to 28 basis points (0.28%) depending on our satisfying stated financial ratios. Interest on borrowings bearing interest at the base rate is payable quarterly in arrears, and interest on borrowings bearing interest based on LIBOR is payable at the end of each applicable interest period. In addition to paying interest on amounts borrowed under the Tender Offer Financing Facility, we will be required to pay customary facility and funding fees.

The Tender Offer Financing Facility will be available for Borrowings until its maturity on November 21, 2007. However, the total amount of the commitments for the Tender Offer Financing Facility will be reduced at the time of the purchase of the shares pursuant to the Offer by an amount equal to any portion of the aggregate $10.0 billion commitment that is not used for financing the purchase of shares pursuant to the Offer. We expect to repay outstanding Borrowings under the Tender Offer Financing Facility (if any) with the net proceeds from the sale of HD Supply. The terms of the Tender Offer Financing Facility require such repayment, as well as other mandatory prepayments with 100% of the net cash proceeds received after the closing date for the Tender Offer Financing Facility from asset sales made outside our ordinary course of business and from any issuances by us of debt or equity securities, in each case subject to certain exceptions. If the sale of HD Supply has not been consummated by November 21, 2007, we expect to refinance the Tender Offer Financing Facility through the issuance of additional debt securities.

We may also make voluntary prepayments on borrowings under the Tender Offer Financing Facility without premium or penalty (other than customary breakage costs with respect to LIBOR borrowings), and voluntarily reduce the total amount of commitments, in each case subject to certain minimum amounts and prior notice.

The availability of $10.0 billion under the Tender Offer Financing Facility will be subject to conditions precedent, including:

•	execution and delivery of a definitive credit agreement among Lehman Commercial Paper, Inc., Merrill Lynch Capital Corporation, certain of their affiliates and other lenders then parties to the Tender Offer Financing Facility and us;

•	the absence of any default under the terms of the credit agreement;

•	consummation of the purchase of shares pursuant to the Offer without any change that is materially adverse to our interests or the interests of the lenders under the Tender Offer Financing Facility;

•	our payment of all fees then due and compliance with the other requirements of the Commitment Letter;

•	Home Depot’s corporate credit ratings shall be BBB+ (with a stable outlook) or better by S&P and Baa1 (with a stable outlook) or better by Moody’s, and in each case neither ratings organization shall have announced that it has such rating under surveillance or review, with possible negative implications, for a reduction to a rating below BBB+ or Baa1, as the case may be;

•	our having obtained all necessary governmental, regulatory and third party approvals for the purchase of the shares pursuant to the Offer and related financing, and the absence of any legal or regulatory action or proceeding pending or threatened that seeks to restrain, prevent or materially impair the purchase or financing;

•	except as otherwise disclosed in public filings, the absence of any material adverse change (or circumstances that are reasonably expected to cause a material adverse change) since January 28, 2007, in our financial condition, operations, business or properties;

•	the absence of any material disruption or material adverse change in the financial, banking (including the bank loan syndication market) or capital markets that may materially impair the syndication of the Tender Offer Financing Facility or the sale or placement of investment grade, senior unsecured corporate debt securities; and

•	our having used commercially reasonable efforts to place commercial paper in the market up to the amount committed under the Tender Offer Financing Facility.

In addition, each Borrowing under the Tender Offer Financing Facility will be subject to satisfaction of the following conditions on each borrowing date: (i) the accuracy of all representations and warranties made by us in the credit agreement and related documents for the Tender Offer Financing Facility (other than representations and warranties relating to pending or threatened litigation or material adverse changes), and (ii) the absence of any default or event of default under the terms of the credit agreement.

The credit agreement for the Tender Offer Financing Facility will contain representations and warranties, affirmative and negative covenants, and events of default customary for financings of this type and substantially consistent with those included in the credit agreement for our existing $3.0 billion revolving credit facility from a syndicate of banks and other financial institutions and lenders. Among other restrictions, the covenants will impose limitations on our ability to grant or permit mortgages, security interests and other liens on our assets, and on our ability to merge into or consolidate with other parties or convey all or substantially all of our assets to other parties, in each case subject to certain exceptions as set forth in the credit agreement. The events of default will include non-payment of amounts due after any applicable grace periods, breach of covenants not remedied within any applicable cure periods, breach of representations and warranties, cross-default to other debt obligations greater than $100 million, commencement of voluntary or involuntary bankruptcy proceedings, unpaid judgments or federal tax liens greater than $100 million, and certain ERISA liabilities that may have a material adverse effect on our financial condition.

Lehman Commercial Paper Inc. and Merrill Lynch Capital Corporation have the right to syndicate the Tender Offer Financing Facility to a group of banks, financial institutions and other lenders before and/or after the closing date for the Tender Offer Financing Facility, in consultation with us. We have agreed to cooperate with these syndication efforts, but the commitments of Lehman Commercial Paper Inc. and Merrill Lynch Capital Corporation to fund the Tender Offer Financing Facility are not subject to completion of syndication by the closing date, if any.

10.	Certain Financial Information

Historical Financial Information.  Home Depot incorporates by reference the financial statements and notes thereto included in Item 8 of our Annual Report on Form 10-K for the fiscal year ended January 28, 2007 and Item 1 of our Quarterly Report on Form 10-Q for the quarter ended April 29, 2007. You should refer to Section 11 for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Summary Historical Consolidated Financial Data.  The following table sets forth summary data from our consolidated balance sheet at April 29, 2007 and our consolidated statement of earnings for the three months ended April 29, 2007, and the fiscal years ended January 28, 2007 and January 29, 2006. Year-end financial data has been derived from, and should be read in conjunction with, our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended January 28, 2007. Data as of and for the quarter ended April 29, 2007, is derived from, and should be read in conjunction with, our unaudited consolidated financial statements and related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended April 29, 2007. We have prepared the unaudited information on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position at such date and operating results for such periods. Historical results are not necessarily indicative of the results of operations to be expected for the future periods, and interim results may not be indicative of results for the remainder of the year.

April 29, 2007
(Unaudited)
(In millions, except
per share data)

Balance Sheet Data:
Total assets	$56,081
Total long-term debt	11,659
Stockholders’ equity	25,673
Book value per share	13.11

		Fiscal Years Ended
	Three Months Ended	January 28,	January 29,
	April 29, 2007	2007	2006
	(Unaudited)
	(In millions, except per share data)

Statement of Earnings Data:
Net sales	$21,585	$90,837	$81,511
Gross profit	7,097	29,783	27,320
Operating income	1,835	9,673	9,363
Net earnings	1,046	5,761	5,838
Earnings per share
Basic	0.53	2.80	2.73
Diluted	0.53	2.79	2.72

			Fiscal Years Ended
	Three Months Ended		January 28,		January 29,
	April 29, 2007		2007		2006
	(Unaudited)
	(Shares in millions)

Weighted average common shares outstanding
Basic	1,959		2,054		2,138
Diluted	1,969		2,062		2,147
Other Data:
Ratio of earnings to fixed charges	7.2	x	13.2	x	25.0	x

Unaudited Pro Forma Condensed Consolidated Financial Data.  The unaudited pro forma consolidated financial data set forth below has been derived by the application of pro forma adjustments to our historical financial statements. The unaudited pro forma consolidated financial data gives effect to the events described below as if they had occurred at January 30, 2006 in the case of statement of earnings data and April 29, 2007 in the case of balance sheet data. The unaudited pro forma consolidated financial data as of and for the quarter ended April 29, 2007 and for the fiscal year ended January 28, 2007 give effect to the following:

•	The purchase of 250 million shares pursuant to the Offer at the maximum price of $44.00 per share funded from net proceeds from the sale of HD Supply of $9.5 billion and $1.5 billion of cash and short-term investments.

•	The reclassification to discontinued operations of our HD Supply business based on its probable sale.

See Current Report on Form 8-K filed June 20, 2007 for additional information relating to the Company’s sale of HD Supply.

This information should be read in conjunction with Summary Historical Consolidated Financial Data, above, and our audited consolidated financial statements and the related notes filed as part of our Annual Report on Form 10-K for the fiscal year ended January 28, 2007 and our unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended April 29, 2007.

The following unaudited pro forma consolidated financial data is not necessarily indicative of our financial position or results of operations that actually would have been attained had the purchase of shares pursuant to the Offer been completed, or the reclassification of HD Supply to a discontinued operation been made, at the dates indicated, and is not necessarily indicative of our financial position or results of operations that will be achieved in the future.

We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the Offer. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in the Offer to Purchase under “Forward-Looking Statements” and those described in our Annual Report on Form 10-K incorporated by reference in this Offer to Purchase.

The pro forma amounts have been calculated assuming that we purchase 250 million shares in the Offer at the maximum price of $44.00 per share. The pro forma earnings per share and book value per share may change materially if 1) we purchase significantly more or less shares in the Offer or 2) the shares are purchased at a price less than the maximum price of $44.00 per share in the Offer.

Unaudited Pro Forma Condensed Consolidated Financial Data
(in millions, except per share data)

	April 29, 2007
				HD Supply
	Historical	Tender Offer		Disposition(3)	Pro Forma
ASSETS
Cash and short-term investments	$2,081	$(11,015	)(1)	$9,454	$520
Receivables, net	3,529			(1,887)	1,642
Merchandise inventories	14,413			(1,682)	12,731
Other current assets	1,496			(223)	1,273

Total current assets	21,519	(11,015)		5,662	16,166
Property, plant & equipment, at cost	34,958			(868)	34,090
Less accumulated depreciation	8,069			(212)	7,857

Net property and equipment	26,889			(656)	26,233
Notes receivable	335				335
Goodwill	6,357			(5,182)	1,175
Other assets	981			(676)	305

Total assets	$56,081	$(11,015)		$(852)	$44,214

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities
Accounts payable	$9,706	$—		$(1,295)	$8,411
Accrued salaries & related expenses	1,175			(135)	1,040
Sales taxes payable	621			(57)	564
Deferred revenue	1,806				1,806
Income taxes payable	539			(10)	529
Current installments of long term debt	19			(3)	16
Other accrued expenses	1,977			(171)	1,806

Total current liabilities	15,843			(1,671)	14,172
Long term debt, excluding current installments	11,640			(11)	11,629
Other long term liabilities	1,765			(67)	1,698
Deferred income taxes	1,160			(404)	756
Stockholders’ equity
Common stock	121				121
Paid in capital	8,040				8,040
Retained earnings	33,544			1,307	34,851
Accumulated other comprehensive income	443			(6)	437
Treasury stock	(16,475)	(11,015	)(2)		(27,490)

Total stockholders’ equity	25,673	(11,015)		1,301	15,959

Total liabilities and stockholders’ equity	$56,081	$(11,015)		$(852)	$44,214

Book value per share(4)	$13.11				$9.34

See the accompanying notes to the unaudited pro forma condensed consolidated financial data, which are an integral part of this data.

Unaudited Pro Forma Condensed Consolidated Financial Data
(in millions, except per share data)

	Three Months Ended April 29, 2007
			Tender	HD Supply
	Historical		Offer	Disposition(3)	Pro Forma

Net sales	$21,585			$(3,040)	$18,545
Cost of sales	14,488			(2,206)	12,282

Gross profit	7,097			(834)	6,263
Operating expenses:
Selling, general and administrative	4,807			(622)	4,185
Depreciation and amortization	455			(49)	406

Total operating expenses	5,262			(671)	4,591

Operating income	1,835			(163)	1,672
Interest (Income) Expense:
Interest and investment income	(11)				(11)
Interest expense	172			(1)	171

Interest, net	161			(1)	160

Income before taxes	1,674			(162)	1,512
Provision for income taxes	628			(63)	565

Income from continuing operations	$1,046			$(99)	$947

Basic earnings per share from continuing operations	$0.53				$0.55
Diluted earnings per share from continuing operations	$0.53				$0.55
Weighted average common shares(5)	1,959				1,709
Diluted weighted average common shares(5)	1,969				1,719
Ratio of earnings to fixed charges(6)	7.2	x			7.0	x

See the accompanying notes to the unaudited pro forma condensed consolidated financial data, which are an integral part of this data.

Unaudited Pro Forma Condensed Consolidated Financial Data
(In millions, except per share data)

	For the Year Ended January 29, 2007
			Tender	HD Supply
	Historical		Offer	Disposition(3)	Pro Forma

Net sales	$90,837			$(11,815)	$79,022
Cost of sales	61,054			(8,578)	52,476

Gross profit	29,783			(3,237)	26,546
Operating expenses:
Selling, general and administrative	18,348			(2,242)	16,106
Depreciation and amortization	1,762			(188)	1,574

Total operating expenses	20,110			(2,430)	17,680

Operating income	9,673			(807)	8,866
Interest (Income) expense:
Interest and investment income	(27)				(27)
Interest expense	392			(1)	391

Interest, net	365			(1)	364

Income before taxes	9,308			(806)	8,502
Provision for income taxes	3,547			(311)	3,236

Income from continuing operations	$5,761			$(495)	$5,266

Basic earnings per share from continuing operations	$2.80				$2.92
Diluted earnings per share from continuing operations	$2.79				$2.91
Weighted average common shares(5)	2,054				1,804
Diluted weighted average common shares(5)	2,062				1,812
Ratio of earnings to fixed charges(6)	13.2	x			13.2	x

See the accompanying notes to the unaudited pro forma condensed consolidated financial data, which are an integral part of this data.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

The foregoing unaudited pro forma condensed consolidated financial data assumes that 250 million shares are purchased at the maximum purchase price of $44.00 per share. The table below summarizes the impact on cash, shareholders’ equity, book value per share, and diluted earnings per share of each 10 million share decrease in the number of shares purchased at the minimum purchase price, midpoint of the price range, and the maximum purchase price.

Impact of Each 10 Million Share Decrease in Number of Shares Purchased

	Purchase Price of Shares
	in the Offer
	$39.00	$41.50	$44.00

Cash and shareholders’ equity as of April 29, 2007 (in millions)	$390	$415	$440
Book value per share as of April 29, 2007	$0.17	$0.19	$0.20
Diluted EPS for the quarter ended April 29, 2007	$—	$—	$—

1. Net adjustments to cash and cash equivalents of $11.015 billion assume the use of $11.0 billion of cash for share repurchases in the Offer plus $15 million in estimated fees associated with the Offer.

2. The decrease in shareholders’ equity assumes $11.0 billion for share repurchases pursuant to the Offer. The number of shares to be repurchased is assumed to be 250 million at the maximum purchase price of $44.00 per share. If we were to purchase an additional 2% of outstanding shares, this would result in an additional decrease in shareholders’ equity and cash of $1.5 billion at the minimum purchase price of $39.00 per share and $1.7 billion at the maximum purchase price of $44.00 per share.

3. The Home Depot has entered into an agreement with Bain Capital Partners, Carlyle Group and Clayton, Dubilier & Rice to sell HD Supply for $10.3 billion. For the pro forma condensed consolidated statement of operations data, HD Supply has been treated as a discontinued operation.

4. Book value per share is calculated by dividing the total shareholders’ equity by the weighted average common shares outstanding.

5. Weighted average common shares and diluted weighted average common shares outstanding were adjusted assuming that we purchase 250 million shares in the Offer at the beginning of the first period presented.

6. For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings before income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings before income taxes)+(fixed charges)-(capitalized interest)
(fixed charges)

11.	Certain Information Concerning the Company

The Home Depot, Inc. is a Delaware corporation that was incorporated in 1978. We currently operate our business through two segments — our Retail Segment and our HD Supply Segment. We have entered into an agreement pursuant to which we anticipate selling our HD Supply business. See Sections 2 and 10. Accordingly, following this disposition, our exclusive focus will be on our retail business.

We are the world’s largest home improvement retailer and the second largest retailer in the United States. Our retail business primarily consists of The Home Depot stores, which are full-service, warehouse-style stores averaging approximately 105,000 square feet in size. The stores stock approximately 35,000 to 45,000 different kinds of building materials, home improvement supplies and lawn and garden products that are sold to do-it-yourself customers, do-it-for-me customers, home improvement contractors, tradespeople and building maintenance professionals. In addition, Home Depot operates EXPO Design Center stores and The Home Depot Landscape Supply stores.

On June 19, 2007, we announced a strategic plan to enhance shareholder value by entering into an agreement to sell HD Supply, focusing our operations exclusively on our retail business and executing a recapitalization plan under which we will repurchase up to $22.5 billion in shares. This Offer is one element of the $22.5 billion of expected share repurchases. Additional share repurchases may be made in the form of open market purchases, accelerated share repurchases and/or additional tender offers, the details of which would be announced at a later time. The Offer is expected to be funded from the sale of HD Supply (approximately $9.5 billion of net proceeds) and available cash balances or, in the event that the sale of HD Supply does not close before we pay for the shares we purchase in the Offer, from Borrowings under the Tender Offer Financing Facility and available cash balances. Any additional share repurchases are expected to be funded from the Company’s issuance of debt securities (up to $12.0 billion) and additional cash balances. See Section 2.

Updated Guidance to Reflect HD Supply as Discontinued Operation.  On July 10, 2007, we issued a press release relating to the Offer and updating our fiscal 2007 sales and earnings per share guidance, to reflect HD Supply as a discontinued operation. We said that we expect our earnings per share to decline by 15-18% for fiscal 2007, with total retail sales down 1-2% and comparable store sales down mid-single digit. We also stated that we would open approximately 108 new stores in fiscal 2007, and that we expect our operating margin to contract by 120-150 basis points due to negative same store sales and our continued investment in our core retail operations. The fiscal 2007 earnings per share targets reflect 52 weeks and do not include the impact of the 53rd week. We will have 53 weeks of operating results in our fiscal 2007 financial results. We project that the 53rd week will add approximately three cents to our consolidated earnings per share guidance for fiscal 2007. Additionally, our earnings per share guidance does not include the gain on the sale of HD Supply or any earnings per share accretion arising from the Offer.

Availability of Reports and Other Information.  We are subject to the informational filing requirements of the Exchange Act and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning directors and executive officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Schedule TO and the documents incorporated therein by reference. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Incorporation by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This Offer to Purchase incorporates by reference the documents listed below (other than any portions of the respective filings that were furnished to, rather than filed with, the SEC under applicable SEC rules), including the financial statements and the notes related thereto contained in those documents, that have been previously filed with the SEC. The following documents contain important information about us:

Our SEC Filings	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended January 28, 2007; filed on March 29, 2007
Quarterly Report on Form 10-Q	Quarter ended April 29, 2007; filed on June 6, 2007
Current Reports on Form 8-K	Filed on February 1, February 6, February 26, March 19, March 27, May 1, May 29, and June 20, 2007.

Additionally, we may, at our discretion, incorporate by reference into this Offer to Purchase documents we subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Offer to Purchase by filing an amendment to the Schedule TO for such purpose. Nothing in this Offer to Purchase shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Items 2.02 and 7.01 of Form 8-K.

Any statement contained in any document incorporated by reference into this Offer to Purchase shall be deemed to be modified or superseded to the extent that an inconsistent statement is made in this Offer to Purchase or any subsequently filed document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.

You can obtain any of the documents incorporated by reference in this document from us or from the SEC’s website at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits. You may request a copy of these filings by writing us at: Corporate Secretary, The Home Depot, 2455 Paces Ferry Road, Atlanta, Georgia 30339. Please be sure to include your complete name and address in your request. You can find additional information by visiting our website at www.homedepot.com. Information on our website does not form a part of the Offer.

12.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of June 27, 2007, there were 1,975,115,495 shares of our common stock outstanding. The 250 million shares we are offering to purchase under the Offer represent approximately 12.7% of the total number of outstanding shares as of June 27, 2007.

As of June 27, 2007, our directors and executive officers as a group (24 persons) beneficially owned an aggregate of 56,954,036 shares, representing 2.88% of the total number of outstanding shares. Our directors and executive officers are entitled to participate in the Offer on the same basis as other shareholders; however, all of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer (including shares they are deemed to beneficially own). After termination of the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions or otherwise, at prices that may be more or less favorable than the purchase price to be paid to our shareholders in the Offer.

The following table sets forth, as of June 27, 2007, the aggregate number and percentage of shares of our common stock that were beneficially owned by our directors and executive officers. Assuming we purchase 250 million shares in the Offer and no director or executive officer tenders any shares in the Offer, our executive officers and directors as a group will own 3.30 percent of our outstanding shares. To our knowledge and based on Schedules 13G and 13D filed with the SEC prior to June 27, 2007, no person beneficially owns more than 5% of our common stock.

The address of each person listed is c/o Corporate Secretary at The Home Depot, Inc., 2455 Paces Ferry Road, N.W., Atlanta, Georgia 30339.

	Prior to the Offer					After the Offer
	Number of					Number of
	Common Shares				Shares Expected	Common Shares
	Beneficially		Percent		to be Tendered	Beneficially	Percent
	Owned(1)		of Class		in the Offer	Owned(1)	of Class

Francis S. Blake	894,450	(2)		*	0	894,450		*
David H. Batchelder	30,951,761	(3)	1.57%		0	30,951,761	1.80%
Gregory D. Brenneman	47,457			*	0	47,457		*
John L. Clendenin	52,770			*	0	52,770		*
Claudio X. González	78,707			*	0	78,707		*
Milledge A. Hart, III	3,578,749	(4)		*	0	3,578,749		*
Bonnie G. Hill	36,361			*	0	36,361		*
Laban P. Jackson, Jr.	14,150			*	0	14,150		*
Helen Johnson-Leipold	2,500			*	0	2,500		*
Lawrence R. Johnston	11,750			*	0	11,750		*
Kenneth G. Langone	16,533,055	(5)		*	0	16,533,055		*
Roger W. Adams	113,831			*	0	113,831		*
Timothy M. Crow	167,165			*	0	167,165		*
Joseph J. DeAngelo	734,634			*	0	734,634		*
Robert P. DeRodes	728,111			*	0	728,111		*
Marvin R. Ellison	150,562			*	0	150,562		*
Joseph Izganics	321,250			*	0	321,250		*
Craig A. Menear	217,291			*	0	217,291		*
Bruce A. Merino	592,451			*	0	592,451		*
J. Paul Raines	223,210			*	0	223,210		*
Ricardo Saldivar	225,821			*	0	225,821		*
Carol B. Tomé	964,890			*	0	964,890		*
Jack A. VanWoerkom	0			*	0	0		*
Annette M. Verschuren	313,111			*	0	313,111		*
Directors and executive officers as a group (24 people)	56,954,036		2.88%			56,954,036	3.30%

(1)	These amounts include equivalent shares credited under our FutureBuilder Plan and restricted stock granted under the 1997 Omnibus Plan and 2005 Omnibus Plan. In addition, these amounts reflect shares subject to options exercisable as of August 26, 2007 as follows: Francis S. Blake — 443,250; Gregory D. Brenneman — 26,125; John L. Clendenin — 24,875; Claudio X. González — 22,375; Milledge A. Hart, III — 24,875; Bonnie G. Hill — 32,375; Laban P. Jackson, Jr. — 6,750; Lawrence R. Johnston — 6,750; Kenneth G. Langone — 24,875; Roger W. Adams — 6,250; Timothy M. Crow — 72,725; Joseph J. DeAngelo — 338,000; Robert P. DeRodes — 312,500; Marvin R. Ellison — 39,050; Joseph Izganics — 228,171; Craig A. Menear — 112,762; Bruce A. Merino — 242,163; J. Paul Raines — 76,501; Ricardo Saldivar — 124,662; Carol B. Tomé — 460,468; Annette M. Verschuren — 236,343.

(2)	This amount includes 333 shares held by a family trust.

(3)	David H. Batchelder is a Principal of Relational Investors, LLC (RILLC). RILLC is the record holder of 100 shares and the sole general partner, or the sole managing member of the general partner, of Relational Investors, L.P. (3,885,398), Relational Coast Partners, L.P. (229,147), Relational Fund Partners, L.P. (99,365), RI III, L.P. (141,427), Relational Partners, L.P. (94,888), RH Fund 1, L.P. (3,108,138), RH Fund 2, L.P. (2,014,513), RH Fund 4, L.P. (776,386), RH Fund 6, L.P. (597,642), RH Fund 7, L.P. (279,824), RI VIII, L.P. (3,778,586), RI Investors IX, L.P. (1,511,417), RI X, L.P. (2,842,197), RI XI, L.P. (1,649,432), RI XV, L.P. (538,051), RI XVI, L.P. (376,949). An additional 3,733,801 shares are held in accounts managed by RILLC and an additional 5,294,500 shares are held through co-investment arrangements with certain entities listed above. Mr. Batchelder disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(4)	From time to time, a portion of these shares may secure, together with other assets (depending on the value of the other collateral), borrowings from certain financial institutions. As of June 18, 2007, 1,290,758 shares were subject to this arrangement.

(5)	From time to time, a portion of these shares may secure, together with other assets (depending on the value of the other collateral), borrowings from certain financial institutions. As of June 6, 2007, 900,000 shares were subject to this arrangement. This amount also includes 6,139 shares held by Mr. Langone’s wife for which he disclaims beneficial ownership.

1997 Omnibus Stock Incentive Plan.  The 1997 Omnibus Stock Incentive Plan (the “1997 Plan”) provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares, performance shares, performance units and deferred shares. Selected Company associates, officers and directors are eligible to participate in the 1997 Plan. The 1997 Plan is administered by our Leadership Development and Compensation Committee (the “Compensation Committee”). No additional equity awards may be granted under the 1997 Plan after shareholders approved the 2005 Plan on May 26, 2005. The 1997 Plan is still in operation to administer grants made pursuant to the 1997 Plan.

Typically, incentive stock options and non-qualified stock options vest at the rate of 25% per year commencing on the second anniversary of the grant date for executive officers and on the first anniversary date of the grant for non-executive officers and expire on the tenth anniversary date of the grant. Generally, the restrictions on the restricted stock lapse according to one of the following schedules: (1) the restrictions on 100% of the restricted stock lapse at 3, 4 or 5 years, (2) the restrictions on 25% of the restricted stock lapse upon the third and sixth year anniversaries of the date of the issuance with the remaining 50% of the restricted stock lapsing upon the associate’s attainment of age 62, or (3) the restrictions on 25% of the restricted stock lapse upon the third and sixth year anniversaries of the date of the issuance with the remaining 50% of the restricted stock lapsing upon the earlier of the associate’s attainment of age 60 or the tenth anniversary of the grant date. Additionally, certain awards may become non-forfeitable upon the attainment of age 60, provided the associate has had five years of continuous service. Each deferred share granted under the 1997 Plan entitles the associate to one share of common stock to be received up to five years after the vesting date of the deferred share, subject to certain deferral rights of the associate.

2005 Omnibus Stock Incentive Plan.  The 2005 Omnibus Stock Incentive Plan (the “2005 Plan”) provides for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted shares, performance shares, performance units and deferred shares. Selected Company associates, officers and directors are eligible to participate in the 2005 Plan. The maximum number of shares of our common stock authorized for issuance under the 2005 Plan is 255 million shares, with any award other than a stock option reducing the number of shares available for issuance by 2.11 shares. As of January 28, 2007, there were 236,392,113 shares available for future grant under the 2005 Plan.

The 2005 Plan is administered by the Compensation Committee. The Compensation Committee determines the size and type of grant for our executive officers. The independent members of the board of directors determine the size and type of grant for our chief executive officer. The Compensation Committee may delegate authority to determine the size and type of grant for our non-executive officers to a sub-committee or an executive officer. Incentive stock options and non-qualified stock options are granted at or above the fair market value of our shares on the date of grant.

Typically, incentive stock options and non-qualified stock options vest at the rate of 25% per year commencing on the second anniversary of the grant date for executive officers and on the first anniversary date of the grant for non-executive officers and expire on the tenth anniversary date of the grant. Generally, the restrictions on the restricted stock lapse according to one of the following schedules: (1) the restrictions on 100% of the restricted stock lapse at 3, 4 or 5 years, (2) the restrictions on 25% of the restricted stock lapse upon the third and sixth year anniversaries of the date of the issuance with the remaining 50% of the restricted stock lapsing upon the associate’s attainment of age 62, or (3) the restrictions on 25% of the restricted stock lapse upon the third and sixth year anniversaries of the date of the issuance with the remaining 50% of the restricted stock lapsing upon the earlier of the associate’s attainment of age 60 or the tenth anniversary date. Additionally, certain awards may become non-forfeitable upon the attainment of age 60, provided the associate has had five years of continuous service. Each deferred share granted under the 2005 Plan entitles the associate to one share of common stock to be received up to five years after the vesting date of the deferred share, subject to certain deferral rights of the associate.

Employee Stock Purchase Plan.  The Home Depot, Inc. Employee Stock Purchase Plan (the “ESPP”) allows our U.S. associates to purchase up to 129,618,750 shares of common stock and our non-U.S. associates to purchase up to 22,500,000 shares of common stock. The purchase price of shares under the ESPP is equal to 85% of the stock’s fair market value on the last day of the purchase period. As of January 28, 2007, we have 13,730,630 shares available for issuance to U.S. associates and 18,255,192 shares available for issuance to non-U.S. associates under the ESPP. The U.S. portion of the ESPP is a tax-qualified plan under Section 423 of the Internal Revenue Code.

The Home Depot FutureBuilder.  The Home Depot FutureBuilder (the “FutureBuilder”) is a 401(k) tax-qualified retirement plan under Section 401(a) of the Internal Revenue Code. The FutureBuilder provides our U.S. associates with a menu of investment options, including The Home Depot Stock Fund (the “Stock Fund”), which invests exclusively in our common stock. The Northern Trust Company is the trustee of FutureBuilder assets. Northern Trust passes through the voting rights of our common stock to the FutureBuilder Plan participants with respect to any portion of their account balance invested in the Stock Fund.

The Home Depot FutureBuilder Restoration Plan.  The Home Depot FutureBuilder Restoration Plan (the “Restoration Plan”) provides additional retirement income to certain of our key executives. The Restoration Plan is an unfunded, non-qualified deferred compensation plan payable in shares of our common stock on employment termination. A participant in the Restoration Plan vests in their Restoration Plan account at the same time that the participant vests in his or her account in FutureBuilder. Participants in the Restoration Plan have only our unfunded, unsecured promise to pay their vested account balance on employment termination. Stock units credited to participants account may not be pledged or otherwise transferred.

The Home Depot FutureBuilder For Puerto Rico.  The Home Depot FutureBuilder For Puerto Rico (the “FutureBuilder — Puerto Rico Plan”) is a retirement plan qualified under Section 965 of the Puerto Rico Internal Revenue Code. The FutureBuilder — Puerto Rico Plan provides a menu of investment options to participants, including the Stock Fund that invests exclusively in shares of our common stock.

The Home Depot of Canada Inc. Deferred Profit Sharing Plan.  The Home Depot of Canada Inc. Deferred Profit Sharing Plan (the “DPSP”) is a registered deferred profit sharing plan pursuant to Section 147 of the Income Tax Act of Canada. The DPSP is supported entirely by company contributions. Associates do not contribute to the DPSP. DPSP assets are held in a group annuity contract with Sun Life Assurance Company of Canada, and the DPSP trustee is Sun Life Financial Trust, Inc. The DPSP provides a menu of investment options to participants, including a segregated fund that invests exclusively in shares of our common stock. Sun Life Financial Trust, Inc. passes through the voting rights of our common stock to DPSP participants.

Home Depot of Canada Inc. Retirement Savings Plan.  The Home Depot of Canada Inc. Retirement Savings Plan (the “RRSP”) is a registered retirement savings plan for Home Depot of Canada Inc. associates. The RRSP permits eligible associates to make plan contributions up to the limits for tax-sheltered retirement savings established for such plans by the Canada Revenue Agency. The Company does not contribute to the RRSP. Plan assets are held in a group annuity contract with Sun Life Assurance Company of Canada, and the RRSP trustee is Sun Life Financial Trust, Inc. The RRSP provides a menu of investment options to participants, including a segregate fund that invests exclusively shares of The Home Depot, Inc. common stock. Sun Life Financial Trust, Inc. passes through the voting rights on our common stock to RRSP participants.

Non-Employee Directors’ Deferred Stock Compensation Plan.  The Home Depot, Inc. NonEmployee Directors’ Deferred Stock Compensation Plan (the “Non-Employee Directors’ Plan) is a non-qualified deferred compensation plan that provides a vehicle for the non-employee members of our Board of Directors to defer their cash meeting fees and retainers in exchange for stock rights representing shares of our common stock. Account balances are payable to directors solely in shares of our common stock upon termination of board services. Deferrals are fully vested at all times.

DepotDirect.  DepotDirect is our dividend reinvestment plan. DepotDirect provides shareholders with the opportunity to invest cash dividends and voluntary cash distributions in additional shares of our common stock. Shareholders have the choice of participating in the reinvestment feature of DepotDirect or receiving cash payments for dividends. Persons who are not presently shareholders may make an initial cash investment of at least $500 in us and become a participant in DepotDirect.

Change In Control Arrangements.  We do not maintain change-in-control agreements for our executives or other associates. However, equity awards made to salaried associates, including our named executive officers, generally provide for accelerated vesting of the equity award upon a change in control of the Company.

Recent Securities Transactions

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, neither we nor any of our directors, executive officers, affiliates or subsidiaries have effected any transactions involving shares of our common stock during the 60 days prior to July 10, 2007, except as follows:

•	On May 14, 2007 (when the stock price was $39.01), pursuant to the Non-Employee Directors’ Plan, we made grants of 38 deferred stock units as payment of meeting fees for a Board of Directors committee meeting to each of Mr. Jackson, Mr. González, Mr. Clendenin and Mr. Brenneman.

•	On May 18, 2007 (when the stock price was $38.88), pursuant to the Non-Employee Directors’ Plan, we made grants of 39 deferred stock units as payment of meeting fees for a Board of Directors committee meeting to both Ms. Johnson-Leipold and Mr. Jackson.

•	On May 23, 2007 (when the stock price was $38.78), pursuant to the Non-Employee Directors’ Plan, we made grants of deferred stock units as payment of meeting fees for a Board of Directors meeting (and a Board of Directors committee meeting for Mr. Jackson and Ms. Johnson-Leipold), as follows: Mr. Jackson (90), Ms. Johnson-Leipold (90), Mr. Brenneman (52), Mr. Clendenin (52), Mr. González (52), Mr. Johnston (52), Mr. Mozilo (52) and Mr. Ridge (52).

•	On May 24, 2007 (when the stock price was $38.95), (a) pursuant to the 2005 Plan, we made grants of 5,905 deferred shares to each of Mr. Batchelder, Mr. Brenneman, Mr. Clendenin, Mr. González, Mr. Hart, Ms. Hill, Mr. Jackson, Ms. Johnson-Leipold, Mr. Johnston and Mr. Langone, in payment of a portion of directors’ annual retainers; (b) pursuant to the Non-Employee Directors’ Plan, we made grants of deferred stock units as payment of meeting fees for various Board of Directors committee meetings, as follows: Mr. Brenneman (1,374), Mr. Clendenin (1,797), Mr. González (1,413), Mr. Hart (1,540), Ms. Hill (642), Mr. Jackson (1,669), Ms. Johnson-Leipold (1,374), Mr. Johnston (1,374), Mr. Mozilo (51) and Mr. Ridge (51); (c) pursuant to the 2005 Plan, we made grants of restricted stock, as follows: Mr. Izganics (3,209), Mr. Menear (3,209) and Mr. Raines (3,209); (d) pursuant to the 2005 Plan, we made grants of employee stock options, as follows: Mr. Izganics (11,781), Mr. Menear (11,781) and Mr. Raines (11,781); and (e) pursuant to the 2005 Plan, we made a grant of 7,702 restricted shares to Mr. Snyder.

•	On May 25, 2007 (when the stock price was $38.38), pursuant to the Non-Employee Directors’ Plan, we made a grant of 300 deferred stock units as payment of a committee chair retainer for a Board of Directors committee to Mr. Johnston.

•	On May 27, 2007 (when the stock price was $38.38), Mr. DeAngelo delivered to us 14,150 shares of common stock in payment of tax withholding liability.

•	On May 29, 2007 (when the stock price was $38.65), Mr. Crow delivered to us 3,245 shares of common stock in payment of tax withholding liability.

•	On June 4, 2007 (when the stock price was $39.80), pursuant to the Non-Employee Directors’ Plan, we made grants of 38 deferred stock units as payment of meeting fees for a Board of Directors committee meeting to Ms. Johnson-Leipold and Mr. Jackson.

•	On June 13, 2007 (when the stock price was $37.70), Ms. Tomé made a gift of 100 shares of our common stock, and Mr. Saldivar purchased 2,000 shares of our common stock.

•	On June 18, 2007 (when the stock price was $37.96), pursuant to the Non-Employee Directors’ Plan, we made grants of deferred stock units as payment of meeting fees for a Board of Directors meeting (and a Board of Directors committee meeting for Mr. González and Mr. Clendenin), as follows: Mr. González (92), Mr. Clendenin (92), Mr. Johnston (53), Ms. Johnson-Leipold (53), Mr. Hart (53), Mr. Jackson (53) and Mr. Brenneman (53).

•	On June 30, 2007 (when the stock price was $39.35, the closing price of the previous trading day), pursuant to the ESPP, the following share purchases were made: Mr. Crow (223), Mr. DeRodes (623), Mr. Izganics (623), Mr. Saldivar (315), Ms. Tomé (623) and Ms. Verschuren (846).

•	On July 6, 2007 (when the stock price was $40.30), pursuant to the Non-Employee Directors’ Plan, we made grants of deferred stock units as payment of meeting fees for a Board of Directors meeting (and a Board of Directors committee meeting for Mr. González and Mr. Clendenin), as follows: Mr. Brenneman (50), Mr. Clendenin (87), Mr. González (87), Mr. Hart (50), Mr. Jackson (50) and Ms. Johnson-Leipold (50).

13.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act

The purchase of shares under the Offer will reduce the number of shares that might otherwise be traded publicly and is likely to reduce the number of shareholders. As a result, trading of a relatively smaller volume of shares after consummation of the Offer may have a greater impact on trading prices than would be the case prior to consummation of the Offer.

We believe that there will be a sufficient number of shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of the NYSE, we do not believe that our purchase of shares under the Offer will cause the remaining outstanding shares to be delisted from the NYSE. The Offer is conditioned upon our determination that the consummation of the Offer and the purchase of shares will not cause the shares to be delisted from the NYSE. See Section 7.

Our shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares under the Offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin rules and regulations.

Our shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares under the Offer pursuant to the terms of the Offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

14.  Legal Matters; Regulatory Approvals

Except as otherwise discussed herein, we are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition or ownership of shares by us as contemplated by the Offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered under the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligation under the Offer to accept for payment and pay for shares is subject to conditions. See Section 7.

15.  Material U.S. Federal Income Tax Consequences

The following summary describes the material U.S. federal income tax consequences as of the date hereof to U.S. Holders and Non-U.S. Holders (each as defined below) of an exchange of shares for cash pursuant to the Offer. The summary is based on the Internal Revenue Code (the “Code”), Treasury Regulations, judicial decisions, published positions of the IRS, and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular shareholder or to shareholders subject to special treatment under U.S. federal income tax laws (such as financial institutions, broker-dealers, insurance companies, cooperatives, expatriates, tax-exempt organizations, pension plans, regulated investment companies or real estate investment trusts, traders in securities who elect to apply a mark-to-market method of accounting, U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar, persons that acquired their shares through the exercise of an employee stock option or otherwise as compensation, or partnerships or other pass-through entities) or to persons who hold shares as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. In particular, this discussion does not address any tax consequences arising from the sale of shares acquired pursuant to the ESPP, the Savings and Retirement Plans or other employee benefit plans. In addition, this discussion does not address the consequences of the alternative minimum tax, or any state, local or foreign tax consequences or any tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences. This summary assumes that shareholders hold shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). No IRS ruling has been or will be sought regarding any matter discussed herein.

As used herein, the term “U.S. Holder” means a beneficial owner of shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) it has a valid election in effect to be treated as a U.S. person. As used herein, the term “Non-U.S. Holder” means a beneficial owner of shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes). If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership holding shares and each partner in such partnership should consult its own tax advisor about the U.S. federal income tax consequences of a sale of shares for cash pursuant to the Offer.

Each shareholder is advised to consult its own tax advisor as to the particular U.S. federal income tax consequences to such shareholder of tendering shares pursuant to the Offer and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to the Offer.

U.S. Federal Income Tax Treatment of U.S. Holders

Characterization of Sale of Shares Pursuant to the Offer.  The sale of shares by a shareholder for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes (and likely will be a taxable transaction for state and other income tax purposes). The U.S. federal income tax consequences to a U.S. Holder may vary depending upon the U.S. Holder’s particular facts and circumstances. Under Section 302 of the Code, the sale of shares by a shareholder for cash pursuant to the Offer will be treated as a “sale or exchange” of shares for U.S. federal income tax purposes, rather than as a distribution with respect to the shares held by the tendering U.S. Holder, if the sale (i) results in a “complete termination” of the U.S. Holder’s equity interest in us under Section 302(b)(3) of the Code, (ii) is a “substantially disproportionate” redemption with respect to the U.S. Holder under Section 302(b)(2) of the Code, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder under Section 302(b)(1) of the Code, each as described below (the “Section 302 Tests”).

The receipt of cash by a U.S. Holder will be a “complete termination” of the U.S. Holder’s equity interest in us if either (i) the U.S. Holder owns none of our shares either actually or constructively immediately after the shares are sold pursuant to the Offer, or (ii) the U.S. Holder actually owns none of our shares immediately after the sale of shares pursuant to the Offer and, with respect to shares constructively owned by the U.S. Holder immediately after the Offer, the U.S. Holder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Code. U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution are particularly advised to consult their own tax advisors regarding the requirements, mechanics and desirability of such a waiver.

The receipt of cash by a U.S. Holder will be “substantially disproportionate” if the percentage of our outstanding shares actually and constructively owned by the U.S. Holder immediately following the sale of shares pursuant to the Offer is less than 80% of the percentage of our outstanding shares actually and constructively owned by the U.S. Holder immediately before the sale of shares pursuant to the Offer.

Even if the receipt of cash by a U.S. Holder fails to satisfy the “complete termination” test and the “substantially disproportionate” test, a U.S. Holder may nevertheless satisfy the “not essentially equivalent to a dividend” test if the U.S. Holder’s surrender of shares pursuant to the Offer results in a “meaningful reduction” in the U.S. Holder’s equity interest in us. Whether the receipt of cash by a U.S. Holder will be “not essentially equivalent to a dividend” will depend upon the U.S. Holder’s particular facts and circumstances. The IRS has indicated in published guidance that even a small reduction in the proportionate interest of a small minority shareholder in a publicly and widely held corporation who exercises no control over corporate affairs may constitute a “meaningful reduction.”

Special “constructive ownership” rules will apply in determining whether any of the Section 302 Tests has been satisfied. A U.S. Holder must take into account not only the shares that are actually owned by the U.S. Holder, but also shares that are constructively owned by the U.S. Holder within the meaning of Section 318 of the Code. Very generally, a U.S. Holder may constructively own shares actually owned, and in some cases constructively owned, by certain members of the U.S. Holder’s family and certain entities (such as corporations, partnerships, trusts and estates) in which the U.S. Holder actually or constructively has an equity interest, as well as shares the U.S. Holder has an option to purchase.

Contemporaneous dispositions or acquisitions of shares by a U.S. Holder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether the Section 302 Tests have been satisfied. Each U.S. Holder should be aware that, because proration may occur in the Offer, even if all the shares actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer, fewer than all of these shares may be purchased by us. Thus, proration may affect whether the surrender of shares by a U.S. Holder pursuant to the Offer will meet any of the Section 302 Tests. See Section 6 for information regarding an option to make a conditional tender of a minimum number of shares. U.S. Holders are advised to consult their own tax advisors regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

U.S. Holders are advised to consult their own tax advisors regarding the application of the three Section 302 Tests to their particular circumstances, including the effect of the constructive ownership rules on their sale of shares pursuant to the Offer.

Sale or Exchange Treatment.  If any of the above three Section 302 Tests is satisfied, and the sale of the shares is therefore treated as a “sale or exchange” for U.S. federal income tax purposes, the tendering U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount of cash received by the U.S. Holder and such holder’s tax basis in the shares sold pursuant to the Offer. Generally, a U.S. Holder’s tax basis in the shares will be equal to the cost of the shares to the U.S. Holder. Any gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares that were sold exceeds one year as of the date of the purchase by us pursuant to the Offer. Certain individual and other non-corporate U.S. Holders are eligible for reduced rates of U.S. federal income tax in respect of long-term capital gain (maximum rate of 15%). A U.S. Holder’s ability to deduct capital losses may be limited. A U.S. Holder must calculate gain or loss separately for each block of shares (generally, shares acquired at the same cost in a single transaction) we purchase from the U.S. Holder under the Offer.

Distribution Treatment.  If none of the Section 302 Tests is satisfied, the tendering U.S. Holder will be treated as having received a distribution by us with respect to the U.S. Holder’s shares in an amount equal to the cash received by such holder pursuant to the Offer. The distribution would be treated as a dividend to the extent that we have current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such a dividend would be taxed in its entirety as ordinary income without a reduction for the U.S. Holder’s tax basis of the shares exchanged, and the tax basis of such exchanged shares would be added to the tax basis of the U.S. Holder’s remaining shares, if any. The amount of any distribution in excess of our current and accumulated earnings and profits would be treated as a return of capital to the U.S. Holder, with a corresponding reduction in such U.S. Holder’s tax basis in its shares until reduced to zero, and then as capital gain from the sale or exchange of the shares. In a recent announcement, the IRS has stated that it is studying whether the basis reduction in such a case should be limited to the basis of the shares redeemed, or whether the basis of both the retained and redeemed shares should be reduced to zero before gain is recognized.

If a sale of shares for cash pursuant to the Offer by a corporate U.S. Holder is treated as a dividend, the corporate U.S. Holder may be (i) eligible for a dividends received deduction (subject to applicable exceptions and limitations) and (ii) subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Corporate U.S. Holders should consult their tax advisors regarding (i) whether a dividends received deduction will be available to them, and (ii) the application of Section 1059 of the Code to the ownership and disposition of their shares. Provided that minimum holding period requirements are met, and subject to certain limitations for hedged positions, dividend income with respect to non-corporate U.S. Holders (including individuals) generally will be eligible for U.S. federal income taxation at a maximum rate of 15%.

U.S. Federal Income Tax Treatment of Non-U.S. Holders

Withholding.  See Section 3 with respect to the application of U.S. federal income tax withholding to payments made to Non-U.S. Holders pursuant to the Offer.

Sale or Exchange Treatment.  Gain realized by a Non-U.S. Holder on a sale of shares for cash pursuant to the Offer generally will not be subject to U.S. federal income tax if the sale is treated as a “sale or exchange” pursuant to the Section 302 Tests described above under “U.S. Federal Income Tax Treatment of U.S. Holders” unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if an income tax treaty applies, the gain is attributable to the U.S. permanent establishment maintained by such Non-U.S. Holder), (ii) in the case of gain realized by a Non-U.S. Holder who is an individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (iii) the shares constitute a U.S. real property interest and the Non-U.S. Holder held, actually or constructively, at any time during the five-year period preceding the disposition of shares pursuant to the Offer, more than 5% of our shares. Our shares will constitute a U.S. real property interest with respect to a Non-U.S. Holder if we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the period during which the Non-U.S. Holder held shares or (ii) the five-year period ending on the date the Non-U.S. Holder sells shares pursuant to the Offer. A United States real property holding corporation is any domestic corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the fair market value of its worldwide real property interests plus any of its other assets which are used or held for use in a trade or business. We have made no determination whether we are or have been a United States real property holding corporation during the last five years.

In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a 30% rate, or lower rate specified in an applicable income tax treaty, on gain from the sale of shares pursuant to the Offer that is effectively connected with the conduct of a trade or business within the United States.

Distribution Treatment.  If the Non-U.S. Holder does not satisfy any of the Section 302 Tests explained above, the full amount received by the Non-U.S. Holder with respect to the sale of shares to us pursuant to the Offer will be treated as a distribution to the Non-U.S. Holder with respect to the Non-U.S. Holder’s shares. The treatment for U.S. federal income tax purposes of such distribution as a dividend, tax-free return of capital, or gain from the sale of shares will be determined in the manner described above under “U.S. Federal Income Tax Treatment of U.S. Holders.” Except as described in the following paragraphs, to the extent that amounts received by a Non-U.S. Holder are treated as dividends, such dividends will be subject to U.S. federal withholding tax at a rate of 30%, or a lower rate specified in an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to, and the procedure for obtaining, benefits under an applicable income tax treaty.

Amounts treated as dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States are not subject to U.S. federal withholding tax but instead, unless an applicable tax treaty provides otherwise, generally are subject to U.S. federal income tax in the manner applicable to U.S. Holders, as described above. To claim exemption from U.S. federal withholding tax with respect to the purchase price of shares treated as dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, the Non-U.S. Holder must comply with applicable certification and disclosure requirements by providing a properly executed IRS Form W-8ECI (or a suitable substitute form) or W-8BEN (or a suitable substitute form), as applicable, certifying, under penalties of perjury, that the Non-U.S. Holder is a non-U.S. person and the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and includible in that holder’s gross income or exempt under an applicable income tax treaty. In addition, a Non-U.S. Holder that is a foreign corporation may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty, on dividends effectively connected with the conduct of a trade or business within the United States, subject to certain adjustments.

The Depositary (or other applicable withholding agent) will withhold at a 30% rate on the gross proceeds of the Offer paid to a Non-U.S. Holder, unless the Non-U.S. Holder provides the Depositary (or other applicable withholding agent) with (i) an IRS Form W-8 ECI (or suitable substitute form), claiming that the Offer proceeds are effectively connected with a U.S. trade or business carried on by the Non-U.S. Holder or (ii) an IRS Form W-8BEN (or a suitable substitute form) establishing that a reduced rate of or exemption from withholding is available under an applicable income tax treaty. See Section 3.

A Non-U.S. Holder may be eligible to obtain a refund or credit of all or a portion of any U.S. federal tax withheld if the Non-U.S. Holder meets any of the three Section 302 Tests described above under “U.S. Federal Income Tax Treatment of U.S. Holders” with respect to the sale of shares pursuant to the Offer, or is able to establish that no tax or a reduced amount of tax is due, in either case, provided that an appropriate claim is timely filed with the IRS.

Non-U.S. Holders are advised to consult their own tax advisors regarding the application of U.S. federal withholding tax to the sale of shares pursuant to the Offer, including the eligibility for withholding tax reductions or exemptions and refund procedures.

Tax Considerations for Holders of Common Stock that Do Not Tender any Shares in the Offering

The Offer will have no U.S. federal income tax consequences to our shareholders that do not tender any shares in the Offer.

Backup Withholding

See Section 3 with respect to the application of U.S. federal backup withholding.

16.	Extension of the Tender Offer; Termination; Amendment

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the Offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law (including Rule 13e-4 under the Exchange Act), we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law (including Rule 13e-4 under the Exchange Act), we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PRNewswire or another comparable service.

If we materially change the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1)

promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Offer. If (1) we (a) change the price range to be paid for the shares, (b) decrease the number of shares being sought in the Offer or (c) increase the number of shares being sought in the Offer by more than 2% of the outstanding shares and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 16, the Offer will be extended until the expiration of such period of ten business days.

17.	Fees and Expenses

We have retained Lehman Brothers Inc. to act as the Lead Dealer Manager and financial advisor and Merrill Lynch & Co. to act as the Co-Dealer Manager and financial advisor in connection with the Offer. In such roles, the Lead Dealer Manager and Co-Dealer Manager may contact brokers, dealers and similar entities and may provide information regarding the Offer to those that they contact or persons that contact them. The Lead Dealer Manager and Co-Dealer Manager will receive reasonable and customary compensation. We also have agreed to reimburse the Lead Dealer Manager and Co-Dealer Manager for reasonable out-of-pocket expenses incurred in connection with the Offer, including reasonable fees and expenses of counsel, and to indemnify the Lead Dealer Manager and Co-Dealer Manager against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We have retained Lehman Brothers Inc. to act as financial advisor in connection with our disposition of HD Supply. We have agreed to pay customary fees for such services, reimburse all expenses incurred by Lehman Brothers Inc., including reasonable fees and expenses of legal counsel, and indemnify Lehman Brothers Inc. and certain related persons against certain liabilities related to, arising out of, or in connection with its engagements. The Lead Dealer Manager and Co-Dealer Manager and their affiliates have in the past provided, and in the future may provide, financial advisory, brokerage, investment banking and financing services to us, for which services they have received, and would expect to receive, compensation from us. The Lead Dealer Manager and Co-Dealer Manager are expected to provide such services in connection with our review of strategic and financial alternatives and may be involved in the additional repurchase of shares. Additionally, in the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, the Lead Dealer Manager and Co-Dealer Manager and their affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities. The Lead Dealer Manager and Co-Dealer Manager will serve as the advisors and are expected to serve as joint lead arrangers and joint book runners under the Tender Offer Financing Facility, and Lehman Brothers Inc. is expected to serve as the sole administrative agent under the Tender Offer Financing Facility.

We also have retained D. F. King & Co., Inc. to act as Information Agent and Computershare, Inc. to act as Depositary in connection with the Offer. The Information Agent may contact holders of shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Lead Dealer Manager, Co-Dealer Manager and the Information Agent as described above) for soliciting tenders of shares pursuant to the Offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of the Lead Dealer Manager and Co-Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares, except as otherwise provided in Section 3 hereof.

18.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares residing in such jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning us. In any jurisdiction where the securities, “Blue Sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on our behalf by the Lead Dealer Manager, Co-Dealer Manager or one or more requested brokers or dealers licensed under the laws of the applicable jurisdiction.

You should only rely on the information contained in this document or to which we have referred you. We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Offer or regarding the purchase price or prices at which you may tender shares. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this document or in the related Letter of Transmittal. If given or made, any recommendation or any such information or representation must not be relied upon as having been authorized by us, our Board of Directors, the Lead Dealer Manager, the Co-Dealer Manager, the Depositary or the Information Agent.

July 10, 2007

The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Computershare, Inc.

By First Class Mail: Computershare, Inc. P.O. Box 859208 Braintree, MA 02185-9208 Attn: Voluntary Dept.	By Facsimile: (781) 930-4942	By Registered, Certified, Express or Overnight Delivery: Computershare, Inc. 161 Bay State Drive Braintree, MA 02184 Attn: Voluntary Dept.

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions and requests for assistance or for additional copies of this Offer to Purchase and the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Shareholders Call Toll-Free: 800-628-8536
Banks and Brokers Call Collect: 212-269-5550

The Lead Dealer Manager for the Offer is:	The Co-Dealer Manager for the Offer is:

Lehman Brothers Inc. Corporate Services 745 Seventh Avenue New York, NY 10019 Toll-free: 888-610-5877 Call Collect: 212-526-7850	Merrill Lynch & Co. Special Equity Transactions 4 World Financial Center New York, NY 10080 Toll-free: 877-653-2948 Call Collect: 609-818-8000